SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司



06015886

RECEIVED
2006 AUG -9 P 1:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 August 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of each of the following documents of our Company for your records: -

1. an announcement dated 7 August 2006 regarding the Despatch of Circulars as published in the South China Morning Post in Hong Kong on 7 August 2006 ;

2. a Notice of Special General Meeting dated 7 August 2006 as published in the South China Morning Post in Hong Kong on 7 August 2006; and

3. a Circular to shareholders dated 7 August 2006 regarding the Connected Transactions relating to the Joint Development of a Site at Hedong District, Tianjin, PRC and Re-election of the Retiring Director.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
AUG 10 2006
THOMSON FINANCIAL

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr Bric Luk

E\CL\Tianjin\ltr to securities & exchange/1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842



KERRY PROPERTIES LIMITED

(Incorporated in Bermuda with limited liability)

嘉里建設有限公司*

website: www.kerryprops.com

(Stock Code: 00683)



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

DESPATCH OF CIRCULARS

Reference is made to the joint announcement of KPL and SA dated 1 June 2006 and published on 2 June 2006 in respect of the proposed discloseable and connected transactions for KPL and proposed connected transactions for SA relating to the joint development of a site at Hedong District, Tianjin, PRC.

The KPL Circular and the SA Circular in relation to the Contracts will be despatched to the KPL Shareholders and the SA Shareholders, respectively, on 7 August 2006.

Reference is made to the joint announcement of KPL and SA dated 1 June 2006 and published on 2 June 2006 (the "**Joint Announcement**") in respect of the proposed discloseable and connected transactions for KPL and proposed connected transactions for SA relating to the joint development of a site at Hedong District, Tianjin, PRC. Unless otherwise defined, terms used herein shall have the same meanings as defined in the Joint Announcement.

The circulars of KPL (the "**KPL Circular**") and SA (the "**SA Circular**") in relation to the Contracts will be despatched to the KPL Shareholders and the SA Shareholders, respectively, on 7 August 2006. Each of the KPL Circular and the SA Circular contains, amongst others, further details of the Contracts, a letter of advice from the independent financial adviser to the independent board committee and the independent shareholders in respect of the Contracts, a letter of advice containing the recommendation of the independent board committee to the independent shareholders in relation to the Contracts, and a notice of the special general meeting.

The special general meeting of KPL (the "**KPL SGM**") will be held on 30 August 2006 and the special general meeting of SA (the "**SA SGM**") will be held on 1 September 2006. Details of the KPL SGM and the SA SGM are set out in the notices of the special general meetings in the KPL Circular and the SA Circular, respectively. The KPL Independent Shareholders and the SA Independent Shareholders are advised to read the KPL Circular and the SA Circular carefully before deciding whether or not to vote in favour of the KPL Resolution and the SA Resolution, respectively.

As at the date of this announcement, the KPL Directors are Messrs. Ang Keng Lam+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+, William Winship Flanz#, Lau Ling Fai, Herald#, Christopher Roger Moss, O.B.E.# and Tse Kai Chi@, and the SA Directors are Messrs. Kuok Khoon Loong, Edward+, Ye Longfei+, Giovanni Angelini+, Lui Man Shing+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Wong Kai Man# and Timothy David Dattels#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

+ *Executive director*
@ *Non-executive director*
# *Independent non-executive director*

By Order of the Board
Kerry Properties Limited
Ang Keng Lam
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 7 August 2006

* *for identification purposes only*



SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉（亞洲）有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of Shangri-La Asia Limited (the "Company") will be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 1 September 2006 at 10:00 a.m. for the following purposes:

1. To re-elect the Retiring Director.
2. To consider, and if thought fit, pass with or without modification the following resolution as an ORDINARY RESOLUTION:

"**THAT**

(A) the Contracts (copies of which have been produced to this meeting marked "A" and signed by the Chairman hereof for the purpose of identification) and the transactions contemplated thereunder be and are hereby confirmed, ratified and approved; and

(B) the Board of Directors of the Company be and is hereby authorised to take all such actions as it considers necessary or desirable to implement and give effect to the Contracts and the transactions contemplated thereunder.

For the purposes of this resolution, the term "Contracts" shall have the same definition as defined in the circular to the shareholders of the Company dated 7 August 2006."

By order of the Board
Shangri-La Asia Limited
KO Sau Lai
Company Secretary

Hong Kong, 7 August 2006

Head Office and Principal Place of Business in Hong Kong:
21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

(1) Every shareholder entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company. The number of proxies appointed by a clearing house (or its nominee) is not subject to the aforesaid limitation.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting (or at any adjournment thereof), either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any share stands first will for this purpose be deemed joint holders thereof.

(3) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the above meeting (or at any adjournment thereof). Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person if he so wishes. In the event that a shareholder attends the meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked.

(4) The register of members of the Company will be closed from Wednesday, 30 August 2006 to Friday, 1 September 2006, both days inclusive, during which period no transfer of shares will be effected. In order to be entitled to attend and vote at the meeting, all share transfers accompanied by the relevant share certificates must be lodged for registration with the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited, at the above address not later than 4:00 p.m. on Tuesday, 29 August 2006.

(5) Shareholders are advised to read the circular to shareholders of the Company dated 7 August 2006 which contains information concerning the resolutions to be proposed at the special general meeting.

(6) The ordinary resolutions set out above shall be decided by way of a poll.

As at the date of this announcement, the Directors are Messrs. Kuok Khoon Loong, Edward+, Ye Longfei+, Giovanni Angelini+, Lui Man Shing+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Wong Kai Man# and Timothy David Dattels#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

\+ *Executive director*
@ *Non-executive director*
\# *Independent non-executive director*
* *For identification purposes only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shangri-La Asia Limited, you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

CONNECTED TRANSACTIONS RELATING TO THE JOINT DEVELOPMENT OF A SITE AT HEDONG DISTRICT, TIANJIN, PRC AND RE-ELECTION OF THE RETIRING DIRECTOR

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders



SOMERLEY LIMITED

A letter from the Board is set out on pages 5 to 16 of this circular. A letter from the Independent Board Committee is set out on pages 17 to 18 of this circular. A letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 19 to 35 of this circular.

Ordinary resolutions will be proposed at the Special General Meeting of Shangri-La Asia Limited to be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 1 September 2006 at 10:00 a.m. to approve the matters referred to in this circular.

The notice convening the Special General Meeting is set out on pages 50 to 51 of this circular. A form of proxy for use at the Special General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to Abacus Share Registrars Limited, the Company's branch share registrar in Hong Kong, of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting. Completion and return of the accompanying form of proxy will not preclude you from attending and voting at the Special General Meeting should you so wish.

* *for identification purposes only*

7 August 2006

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"AG"	Allgreen Properties Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on SGX;
"AG Group"	AG and its subsidiaries (as defined in Section 5 of the Companies Act, Chapter 50 of Singapore);
"Associated Corporations"	has the meaning ascribed to it in Part XV of the SFO;
"associates"	has the meaning ascribed to it in the Listing Rules;
"Board"	the board of Directors of the Company;
"circular"	this circular, including the appendices hereto;
"Company" or "SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of HKSE with secondary listing on SGX;
"connected persons"	has the meaning ascribed to it in the Listing Rules;
"connected transactions"	has the meaning ascribed to it in the Listing Rules;
"Contracts"	collectively, the Share Transfer Agreement and the Joint Venture Contract;
"controlling shareholder"	has the meaning ascribed to it in the Listing Rules;
"Directors"	directors of the Company;
"Executive Option Scheme"	the executive share option scheme adopted by the Shareholders on 16 December 1997;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"HKSE"	The Stock Exchange of Hong Kong Limited;
"Hong Kong"	Hong Kong Special Administrative Region of PRC;

"Independent Board Committee"	the independent committee of the Board consisting of all the Independent Non-Executive Directors;
"Independent Financial Adviser" or "Somerley"	Somerley Limited, a licensed corporation for Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Contracts;
"Independent Non-Executive Directors"	the independent non-executive directors of the Company;
"Independent Shareholders"	Shareholders who are not required to abstain from voting in respect of the SA Resolution at the Special General Meeting;
"Joint Venture Contract"	the joint venture contract in respect of JVCO dated 1 June 2006 entered into by the JV Parties;
"JVCO"	天津嘉里房地產開發有限公司 (Tianjin Kerry Real Estate Development Co., Ltd.), a wholly foreign owned enterprise established in PRC;
"JV Parties"	collectively, Party A, Party B and Party C;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong, being the controlling shareholder of the Company;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of HKSE;
"KPL Group"	KPL and its subsidiaries;
"KPL Resolution"	the resolution to confirm, ratify and approve the Contracts and the transactions contemplated thereunder by the independent shareholders of KPL at a special general meeting of KPL;

"KSL"	Kuok (Singapore) Limited, a company incorporated in Singapore, holding 34.27% of shares in AG as at the Latest Practicable Date;
"Latest Practicable Date"	28 July 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Listing Rules"	The Rules Governing the Listing of Securities on HKSE;
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules;
"New Option Scheme"	the new share option scheme adopted by the Shareholders on 24 May 2002;
"Party A"	Kerry (Tianjin) Ltd, a company established in Samoa and is indirectly wholly-owned by the Company;
"Party B"	Kerry Properties (Tianjin) Ltd., a company established in Samoa and is indirectly wholly-owned by KPL;
"Party C"	Allgreen Properties (Tianjin) Pte. Ltd., a company established in Singapore and is wholly-owned by AG;
"PRC"	The People's Republic of China;
"Project Site"	a plot of land located at Liuwei Road, Hedong District, Tianjin, PRC (Lot No. Jin Bei Hai 1994-016) with an area of approximately 86,164 sq.m.;
"Re-election Resolution"	the resolution to re-elect the Retiring Director by all the Shareholders at the Special General Meeting;
"Retiring Director"	the Director retiring at the Special General Meeting and, being eligible, is offering himself for re-election at the Special General Meeting in accordance with the Bye-Laws of the Company;
"RMB"	Renminbi, the lawful currency of PRC;
"SA Resolution"	the resolution to confirm, ratify and approve the Contracts and the transactions contemplated thereunder by the Independent Shareholders at the Special General Meeting;

"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"S$"	Singapore dollars, the lawful currency of Singapore;
"SGX"	Singapore Exchange Securities Trading Limited;
"Share(s)"	ordinary share(s) of HK$1.00 each in the capital of the Company;
"Share Transfer Agreement"	the share transfer agreement dated 1 June 2006 entered into by the JV Parties whereby Party B and Party C agreed to acquire, respectively, 49% and 31% interests in the registered capital of JVCO (together with the proportionate shareholders' loans) from Party A;
"Shareholder(s)"	holder(s) of the Shares;
"Special General Meeting"	the special general meeting of the Company to be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 1 September 2006 at 10:00 a.m. at which the SA Resolution and the Re-election Resolution will be proposed, the notice of which is set out on pages 50 to 51 of this circular;
"sq.m."	square metres;
"subsidiary"	has the meaning ascribed to it in section 2(4) of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong);
"US$"	United States Dollars, the lawful currency of the United States of America;
"Valuer"	CB Richard Ellis Limited, independent professional valuer appointed by the Company to value the Project Site; and
"%"	per cent.

Note: In this circular, for illustration purposes, amounts denominated in RMB have been converted into US$ at the rate of US$1.00 = RMB8.00, amounts denominated in HK$ have been converted into US$ at the rate of US$1.00 = HK$7.75 and amounts denominated in S$ have been converted into US$ at the rate of US$1.00 = S$1.585.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

Executive Directors:
Mr. KUOK Khoon Loong, Edward *(Chairman)*
Mr. YE Longfei *(Deputy Chairman)*
Mr. Giovanni ANGELINI
Mr. LUI Man Shing
Mr. NG Si Fong, Alan

Non-Executive Directors:
Madam KUOK Oon Kwong
Mr. HO Kian Guan
Mr. LEE Yong Sun
Mr. Roberto V. ONGPIN
Mr. Alexander Reid HAMILTON†
Mr. WONG Kai Man†
Mr. Timothy David DATTELS†
Mr. HO Kian Hock *(alternate to Mr. HO Kian Guan)*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

† Independent Non-Executive Directors
* *for identification purposes only*

7 August 2006

To the Shareholders

Dear Sir or Madam,

**CONNECTED TRANSACTIONS
RELATING TO THE JOINT DEVELOPMENT OF A SITE AT
HEDONG DISTRICT, TIANJIN, PRC
AND
RE-ELECTION OF THE RETIRING DIRECTOR**

1. INTRODUCTION

On 1 June 2006, the Company announced that the JV Parties entered into the Share Transfer Agreement and the Joint Venture Contract for the undertaking of a property development project in Hedong District, Tianjin, PRC through JVCO.

The Project Site is owned by JVCO whose registered capital was 100% owned by Party A immediately prior to the entering into of the Share Transfer Agreement. Pursuant to the Share Transfer Agreement, Party A will transfer its 49% and 31% interests in the registered capital of JVCO (together with the proportionate shareholders' loans) to Party B and Party C respectively. Following completion of the Share Transfer Agreement, JVCO will be owned by Party A, Party B and Party C in the proportions of 20%, 49% and 31%, respectively.

Party A, Party B and Party C are wholly-owned subsidiaries of the Company, KPL and AG, respectively. Under the Listing Rules, KPL and AG are regarded as connected persons of the Company. Accordingly, the entering into of the Contracts constitutes connected transactions for the Company under the Listing Rules. As the maximum commitment of the Company under the Contracts exceeds 2.5% of the total assets and the market capitalisation of the Company, the Contracts are subject to the approval of the Independent Shareholders.

The Independent Board Committee has been formed to advise the Independent Shareholders in relation to the Contracts. Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Contracts.

The purpose of this circular is to provide you with further information in respect of the Contracts and other information prescribed by the Listing Rules. This circular also contains a letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders in respect of the Contracts, a letter of advice containing the recommendation of the Independent Board Committee to the Independent Shareholders in relation to the Contracts, an independent valuation of the Project Site and a notice of the Special General Meeting.

2. DETAILS OF THE SHARE TRANSFER AGREEMENT

Date: 1 June 2006

Parties: Party A, Party B and Party C

Registered Capital and Total Investment Amount: Immediately prior to the entering into of the Share Transfer Agreement, the registered capital of JVCO, which was in the amount of RMB486,502,250 (approximately US$60,812,781), was 100% owned by Party A. Party A has also granted shareholders' loans in the amount of US$12,683,990.80 to JVCO.

Pursuant to the Share Transfer Agreement, the registered capital and total investment amount of JVCO will be increased to RMB1,507,500,000 (approximately US$188,437,500) and RMB4,522,500,000 (approximately US$565,312,500), respectively.

Consideration: Pursuant to the Share Transfer Agreement:

(a) Party A will transfer its 49% interest in the registered capital of JVCO to Party B at a consideration of RMB313,137,850 (approximately US$39,142,231) together with the proportionate shareholders' loans at a consideration of approximately US$6,215,155.49; and

(b) Party A will transfer its 31% interest in the registered capital of JVCO to Party C at a consideration of RMB198,107,619 (approximately US$24,763,452) together with the proportionate shareholders' loans at a consideration of approximately US$3,932,037.15.

The consideration shall be paid by Party B and Party C within 7 working days after the conditions of the Share Transfer Agreement are satisfied and the Share Transfer Agreement becomes effective.

Conditions: The transfer of shareholding interests and debts under the Share Transfer Agreement are conditional upon (a) the passing of the SA Resolution, the KPL Resolution and the approval of the independent shareholders of AG and compliance with the rules of the relevant exchanges; and (b) all necessary approvals from the relevant PRC authorities having been obtained. If any of the above conditions could not be satisfied within 18 months after the signing of the Share Transfer Agreement, unless extended by the JV Parties, the Share Transfer Agreement shall be null and void.

3. DETAILS OF THE JOINT VENTURE CONTRACT

Date: 1 June 2006

Parties: Party A, Party B and Party C

Scope of Business: To undertake the development, construction, operation and management of the hotel and composite complex within the Project Site, including the development, construction, sale and lease of serviced apartments, commercial properties, offices, residential apartments, shopping mall and ancillary facilities inclusive of ancillary pay car parks, estate management service, and the operation and management of hotel and tourism related facilities such as guest rooms, entertainment, food and beverage and shopping facilities.

Registered Capital: Immediately prior to the entering into of the Share Transfer Agreement, the registered capital of JVCO was in the amount of RMB486,502,250 (approximately US$60,812,781). Pursuant to the Share Transfer Agreement, the registered capital of JVCO will be increased to RMB1,507,500,000 (approximately US$188,437,500). The increase of the registered capital will be contributed by Party A, Party B and Party C in the proportions of 20%, 49% and 31%, respectively.

Not less than 20% of the increase of the registered capital of JVCO (i.e. not less than a sum of RMB204,199,550 (approximately US$25,524,944)) is required to be contributed by the JV Parties within 3 months from the date of issue of the business licence of JVCO. The timing and amount of the payment of the balance of the registered capital shall be decided by the board of directors of JVCO in accordance with the progress of the construction of the project.

Total Investment Amount: Pursuant to the Joint Venture Contract, the total investment amount shall be RMB4,522,500,000 (approximately US$565,312,500). Pursuant to the Joint Venture Contract, the JV Parties agree that if the total investment amount needs to be increased due to project implementation, the increased total investment amount of JVCO shall not exceed RMB5,000,000,000 (approximately US$625,000,000).

Apart from the contribution to the registered capital, the balance of the investment amount will be funded by loans obtained by JVCO from banks or other financial institutions which may be secured or guaranteed by the JV Parties and/or their parent companies (if required by the lenders) or by way of shareholders' loans from the JV Parties to JVCO. All loans or financial assistance provided by the JV Parties and/or their parent companies (as the case may be) to, or for the benefit of, JVCO will be provided on a several basis, pro-rata to the then respective capital contributions of the JV Parties to JVCO and on the same terms and conditions.

Duration:	50 years from the date of approval of the Joint Venture Contract by the relevant PRC authorities. However, as JVCO was established on 23 December 1994, the commencement date of such duration may, depending on the grant of approval from the relevant PRC authorities, relate back to the date of establishment of JVCO. The duration of JVCO may be extended by the JV Parties with the approval of the relevant PRC authorities.
Board of Directors:	The board of directors of JVCO will consist of six directors, of whom one shall be nominated by Party A, three shall be nominated by Party B and two shall be nominated by Party C. The chairman shall be nominated by Party B and will not have a casting vote in case of an equality of votes.
Profit Distribution:	Profits will be distributed to the JV Parties in proportion to their respective capital contributions to the registered capital of JVCO.
Conditions:	The performance of the Joint Venture Contract is conditional upon all necessary approvals from the relevant PRC authorities having been obtained. If such approval from the relevant PRC authorities could not be obtained after the endeavours of the JV Parties, subject to the JV Parties agreeing otherwise, the Joint Venture Contract shall terminate. The long-stop date for obtaining the above approval is 18 months after the signing of the Joint Venture Contract, unless extended by the JV Parties. The JV Parties' performance of their respective obligations under the Joint Venture Contract is also conditional upon the passing of the SA Resolution and the KPL Resolution and the approval of the independent shareholders of AG and compliance with the rules of the relevant exchanges.

4. FINANCIAL EFFECTS OF THE CONTRACTS

It is currently expected that the funding required by Party A under the Joint Venture Contract will be financed by the proceeds under the Share Transfer Agreement and from the Group's internal cash reserves and/or external bank borrowings.

Based on the maximum total investment amount under the Joint Venture Contract of RMB5,000,000,000 (approximately US$625,000,000), the maximum contributions of Party A, Party B and Party C to JVCO are expected to be RMB1,000,000,000 (approximately US$125,000,000), RMB2,450,000,000 (approximately US$306,250,000) and RMB1,550,000,000 (approximately US$193,750,000), respectively.

If Party A is required to commit further funding to JVCO in excess of its expected maximum contribution as set out above, such further funding shall be subject to compliance with the Listing Rules by the Company.

Following completion of the Share Transfer Agreement, JVCO will be owned by Party A, Party B and Party C in the proportions of 20%, 49% and 31%, respectively, and will cease to be a subsidiary of the Company. The Company will treat its investment in JVCO as an investment in associated company, and will account for the results and financial position of JVCO under the equity method of accounting.

5. INFORMATION ON JVCO AND THE PROJECT SITE

The shareholding structure of JVCO, upon completion of the Share Transfer Agreement, is set out below:


SA
KPL
AG
100%
100%
100%
Party A
Party B
Party C
20%
49%
31%
JVCO

JVCO was established on 23 December 1994 in PRC as a limited company under the laws of PRC. The original cost to Party A in acquiring the entire equity interest in JVCO was approximately US$60,407,000.

As at 31 May 2006, the unaudited net asset value of JVCO after adjustments in accordance with the Company's accounting policies was approximately RMB584,200,000 (approximately US$73,025,000).

The principal asset of JVCO is its interest in the Project Site. The Project Site has an area of approximately 86,164 sq.m., capable of being developed into a mixed-use development measuring approximately 499,000 sq.m. of gross floor area. The Project Site is located at Liuwei Road, Hedong District, Tianjin, PRC, east of Haihe East Road, west of Liuwei Road, south of Liujing Road and north of the extension of Baoding Bridge. The Project Site is located in Hedong District fronting onto Haihe to the east and is bounded by Hebei, Heping and Hexi Districts, with close proximity to the Tianjin Railway Station, Tianjin Binhai International Airport and port, and the city central commercial area.

The land use right of the Project Site was granted to JVCO on the following terms: (a) the Project Site shall be used for the development of commercial and offices including hotels (comprising serviced suites) and apartments; and (b) the land use term for commercial and offices shall be 50 years and the land use term for the apartments shall be 70 years, commencing on the date of receipt of the State-owned Land Use Certificate of PRC.

The consideration for the transfer of Party A's 49% and 31% interests in JVCO and the proportionate shareholders' loans to Party B and Party C, respectively, under the Share Transfer Agreement was arrived at after arm's length negotiations between the JV Parties, taking into account the different independent valuations obtained by Party A, Party B and Party C and by reference to the registered capital of JVCO and the face value of the existing shareholders' loans owed by JVCO to Party A.

6. REASONS FOR THE CONTRACTS

The purpose of the Contracts is to enable the JV Parties to develop a piece of land in Tianjin into a mixed-use development which is currently intended to comprise (subject to market conditions) hotel, serviced apartments, offices, residence, shopping mall, basement and related ancillary facilities. The development mix and the proposed area for different components of the development are based on the preliminary conceptual design and will be subject to further changes and revision. With the combined experience, standing and expertise of the JV Parties in hotel-related, commercial, office and residential projects, the development of the Project Site is expected to enhance shareholders' value and provide recurrent income for the Group.

The project will be developed in phases and completion of the entire project is expected in seven years. The first phase of the construction of the Project Site is expected to commence in the fourth quarter of 2006 and to be completed in late 2009.

It is expected that, subject to compliance with the Listing Rules, the development would be project managed by a subsidiary of KPL while certain subsidiaries of the Company would provide technical and marketing consultancy services for the construction of the hotel. Upon completion of the hotel, subject to compliance with the Listing Rules, it is expected that the hotel would be managed by a subsidiary of the Company. In this connection, the Company will comply with the relevant requirements under the Listing Rules.

The Directors consider that Tianjin is one of the fastest growing cities in PRC and benefits in particular from its proximity to the capital city Beijing. According to the recent announcement of the PRC government, the central government is actively preparing for the development work in Tianjin. The city will become a key area in PRC's new round of strategic planning for development.

After considering the size of the proposed development of the Project Site and the cash commitment involved, the Group believes that it would be beneficial to participate in the development of the Project Site in conjunction with the KPL Group and the AG Group. The

KPL Group and the AG Group are significant property groups and have experience and expertise in developing and managing large scale mixed-use property projects. The Group has previously co-operated with the KPL Group and/or the AG Group in the development of large scale composite properties and is also currently co-operating with them in the development of a composite project in Pudong, Shanghai. The Group's participation in JVCO in partnership with the KPL Group and the AG Group would enable the Group, the KPL Group and the AG Group to capitalise on the expertise of the other partners and foster a close working relationship between themselves.

The Directors have taken into account the proportionate area and development cost of the hotel portion in this composite development, the Group's cash commitment and the potential influence in JVCO and consider that a 20% participation is consistent with the business objectives of the Group.

7. INFORMATION ABOUT THE COMPANY, KPL, AG AND THE JV PARTIES

(a) Information about the Company and Party A

Party A is an indirect wholly-owned subsidiary of the Company.

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

As at the Latest Practicable Date, KHL was interested in 1,263,073,372 Shares and 752,972,645 shares of KPL as disclosed under the SFO, representing approximately 49.79% and 61.46% of the existing issued share capital of the Company and KPL, respectively. KHL is the controlling shareholder of the Company. KPL, as a subsidiary of KHL, is an associate of KHL under the Listing Rules and is therefore a connected person of the Company.

(b) Information about KPL and Party B

Party B is an indirect wholly-owned subsidiary of KPL.

The KPL Group is principally engaged in (i) property development and investment in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight, warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership and operations in PRC.

(c) Information about AG and Party C

Party C is a wholly-owned subsidiary of AG.

The AG Group is principally engaged in property development and investment, project and property management and trading in building materials.

AG's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75%-owned subsidiary of the Company. Therefore, AG is a connected person of the Company at the subsidiaries' level.

8. IMPLICATIONS UNDER THE LISTING RULES

Under the Listing Rules, KPL and AG are regarded as connected persons of the Company. Accordingly, the entering into of the Contracts constitutes connected transactions for the Company under the Listing Rules. The consolidated total assets of the Company as at 31 December 2005 (being the date on which the audited consolidated financial statements of the Company were last published) as adjusted by the proposed final dividends for the year ended 31 December 2005 were US$4,230,428,000, and the market capitalisation of the Company (determined on the basis of the average closing price of the Company for the five trading days immediately preceding the date of the Contracts) was HK$36,561,305,306 (approximately US$4,717,587,781). As the maximum commitment of the Company under the Contracts exceeds 2.5% of the total assets and the market capitalisation of the Company, the Contracts are subject to the approval of the Independent Shareholders.

The Independent Board Committee has been formed to advise the Independent Shareholders in relation to the Contracts. Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Contracts.

9. RECOMMENDATIONS

Having taken into account the recommendation and advice of Somerley in relation to the Contracts and the transactions contemplated thereunder (as contained in the "Letter from Somerley Limited" set out on pages 19 to 35 of this circular), the Independent Board Committee is of the view that the terms of the Contracts are fair and reasonable and the entering into of the Contracts and the transactions contemplated thereunder, in accordance with the terms set out in the Contracts, are in the interests of the Company and its Shareholders as a whole and so far as the Company and the Independent Shareholders are concerned. Accordingly, the Directors (including the Independent Non-Executive Directors) consider that the terms of the Contracts are fair and reasonable and the entering into of the Contracts and the transactions contemplated thereunder, in accordance with the terms set out in the Contracts, are in the interests of the Company and its Shareholders as a whole.

Your attention is drawn to the "Letter from the Independent Board Committee" set out on pages 17 to 18 of this circular, which contains its recommendation to the Independent Shareholders, and the "Letter from Somerley Limited" set out on pages 19 to 35 of this circular, which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Contracts and the transactions contemplated thereunder.

Both the Independent Board Committee and Somerley recommend the Independent Shareholders to vote in favour of the SA Resolution to be proposed at the Special General Meeting.

10. PROCEDURES BY WHICH A POLL MAY BE DEMANDED

Pursuant to the Bye-Laws of the Company, subject to the Listing Rules, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the general meeting of the Company; or

(ii) by at least three Shareholders present in person or by duly authorised corporate representative or by proxy for the time being entitled to vote at the general meeting of the Company; or

(iii) by any Shareholder or Shareholders present in person or by duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the general meeting of the Company; or

(iv) by any Shareholder or Shareholders present in person or by duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the general meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

In addition, if the aggregate proxies held by (i) the Chairman of a particular general meeting, and (ii) the Directors, account for 5% or more of the total voting rights at that general meeting, and if on a show of hands in respect of any resolution, the general meeting votes in the opposite manner to that instructed in the proxies referred to above, the Chairman of the general meeting and/or any Director holding proxies as aforesaid shall demand a poll, unless it is apparent from the total proxies held by those persons that a vote taken on a poll will not reverse the vote taken on a show of hands.

11. GENERAL

The notice convening the Special General Meeting is set out on pages 50 to 51 of this circular. At the Special General Meeting, the SA Resolution will be proposed to confirm, ratify and approve the Contracts and the transactions contemplated thereunder, and the Re-election Resolution will be proposed for re-election of the Retiring Director.

A form of proxy for use at the Special General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to Abacus Share

Registrars Limited, the Company's branch share registrar in Hong Kong, of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting. Completion and return of the accompanying form of proxy will not prevent you from attending and voting at the Special General Meeting should you so wish.

Under the Listing Rules, any connected person of the Company with a material interest in the Contracts and the transactions contemplated thereunder, and any other Shareholders and their respective associates with a material interest in the Contracts and the transactions contemplated thereunder, shall abstain from voting on the SA Resolution.

The following persons (the "Abstaining Shareholders") will abstain from voting in respect of the SA Resolution:

(i) KHL and its associates, which were interested in 1,271,920,623 Shares (representing approximately 50.14% of all Shares in issue) as at the Latest Practicable Date;

(ii) KSL and its associates, which were interested in 95,443,343 Shares (representing approximately 3.76% of all Shares in issue) as at the Latest Practicable Date;

(iii) Mr. KUOK Khoon Loong, Edward (a common director of the Company and KHL) and his associates, who were interested in 250,000 Shares (representing approximately 0.010% of all Shares in issue) as at the Latest Practicable Date;

(iv) Mr. Giovanni ANGELINI (a common director of the Company and KHL) and his associates, who were interested in 100,000 Shares (representing approximately 0.004% of all Shares in issue) as at the Latest Practicable Date;

(v) Mr. LEE Yong Sun (a common director of the Company and KHL) and his associates, who were interested in 109,000 Shares (representing approximately 0.004% of all Shares in issue) as at the Latest Practicable Date;

(vi) Messrs. YE Longfei and LUI Man Shing (common directors of the Company and KHL) and their respective associates, who did not hold any Shares as at the Latest Practicable Date; and

(vii) Madam KUOK Oon Kwong, (a common director of the Company, KSL and AG) and her associates, who were interested in 452,063 Shares (representing approximately 0.018% of all Shares in issue) as at the Latest Practicable Date.

As far as the Company is aware, having made all reasonable enquiries, as at the Latest Practicable Date:

(i) the Abstaining Shareholders controlled or were entitled to exercise control over the voting rights in respect of their respective Shares;

(ii) (a) there were no voting trusts or other agreements or arrangements or understandings (other than an outright sale) entered into by or binding upon the Abstaining Shareholders; and (b) there were no obligations or entitlements of the Abstaining Shareholders, whereby such persons have or might have temporarily or permanently passed control over the exercise of the voting right in respect of their Shares to third parties, either generally or on a case-by-case basis; and

(iii) there were no discrepancies between the beneficial shareholding interests of the Abstaining Shareholders in the Company and the number of Shares in respect of which they would control or would be entitled to exercise control over the voting right at the Special General Meeting.

The SA Resolution and the Re-election Resolution will be decided by way of a poll.

The Company will publish an announcement on the results of the Special General Meeting on the business day following the Special General Meeting with respect to whether or not the SA Resolution has been passed by the Independent Shareholders and the Re-election Resolution has been passed by the Shareholders.

Your attention is drawn to the property valuation of the Project Site as set out in Appendix I to this circular and Appendix II and Appendix III to this circular which contain details of the Retiring Director and general information, respectively.

Yours faithfully,
For and on behalf of
Shangri-La Asia Limited
KUOK Khoon Loong, Edward
Chairman



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

Independent Board Committee:
Mr. Alexander Reid HAMILTON
Mr. WONG Kai Man
Mr. Timothy David DATTELS

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

* *for identification purposes only*

7 August 2006

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS RELATING TO THE JOINT DEVELOPMENT OF A SITE AT HEDONG DISTRICT, TIANJIN, PRC

We refer to the circular of which this letter forms part. Terms defined in the circular shall have the same meanings when used herein unless the context otherwise requires.

The Independent Board Committee has been formed to advise the Independent Shareholders as to whether, in our opinion, the entering into of the Contracts and the transactions contemplated thereunder, in accordance with the terms set out in the Contracts, are in the interests of the Company and its Shareholders as a whole and the terms of which are fair and reasonable so far as the Company and the Independent Shareholders are concerned. Somerley has been appointed as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in relation to the Contracts.

We wish to draw your attention to the "Letter from Somerley Limited" as set out on pages 19 to 35 of the circular. We have considered the terms of the Contracts, the advice of Somerley and the other factors contained in the "Letter from the Board" as set out on pages 5 to 16 of the circular.

Having taken into account the information contained in the "Letter from the Board" and the recommendation and advice of Somerley, we are of the opinion that the terms of the Contracts are fair and reasonable and the entering into of the Contracts and the transactions contemplated thereunder, in accordance with the terms set out in the Contracts, are in the interests of the Company and its Shareholders as a whole and so far as the Company and the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the SA Resolution, which will be proposed as an ordinary resolution at the Special General Meeting, in respect of the Contracts and the transactions contemplated thereunder.

Yours faithfully,
The Independent Board Committee
of Shangri-La Asia Limited
Alexander Reid HAMILTON
WONG Kai Man
Timothy David DATTELS

The following is the text of the letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders for the purpose of incorporation into this circular.



SOMERLEY LIMITED
Suite 2201, 22nd Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

7 August 2006

To: The Independent Board Committee and
the Independent Shareholders of Shangri-La Asia Limited

Dear Sirs,

CONNECTED TRANSACTIONS
RELATING TO THE JOINT DEVELOPMENT OF A SITE AT
HEDONG DISTRICT, TIANJIN, PRC

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders on the terms of the Share Transfer Agreement and the Joint Venture Contract relating to the undertaking of a large scale, high end, mixed-use property development project in Hedong District, Tianjin, PRC through JVCO. Unless otherwise defined herein, terms used in this letter shall have the same meanings as defined in this circular to the Shareholders dated 7 August 2006 (the "Circular"), of which this letter forms part.

The Project Site is owned by JVCO which is presently 100% owned by the Group and in which the Group had invested about RMB588.2 million as at 31 May 2006 by way of paid registered capital and shareholders' loans. Pursuant to the Share Transfer Agreement, Party A (an indirect wholly-owned subsidiary of the Company) will transfer (a) 49% interest in JVCO to Party B (an indirect wholly-owned subsidiary of KPL) at a consideration of approximately RMB313.1 million together with the proportionate shareholders' loans of approximately US$6.2 million; and (b) 31% interest in JVCO to Party C (a wholly-owned subsidiary of AG) at a consideration of approximately RMB198.1 million together with the proportionate shareholders' loans of approximately US$3.9 million. Following completion of the Share Transfer Agreement, the registered capital of, and shareholders' loans owing by, JVCO, will be owned by/owed to Party A, Party B and Party C in the proportions of 20%, 49% and 31% respectively.

Pursuant to the Share Transfer Agreement, the registered capital of JVCO will be increased to RMB1,507.5 million (equivalent to approximately US$188.4 million). The increase of the registered capital will be contributed by Party A, Party B and Party C in the

proportions of 20%, 49% and 31% respectively. The parties to the Share Transfer Agreement also entered into the Joint Venture Contract governing the development of the Project Site, pursuant to which the total investment amount of JVCO shall not exceed RMB5,000 million (equivalent to approximately US$625 million).

Details of the Contracts are set out in the "Letter from the Board" contained in the Circular. As at the Latest Practicable Date, KHL was interested in 1,263,073,372 SA Shares, representing approximately 49.79% of the existing issued share capital of SA and is the controlling shareholder of SA. KPL, as a subsidiary of KHL, is an associate of KHL under the Listing Rules and is therefore a connected person of SA. In addition, a subsidiary of AG is a substantial shareholder interested in 25% of the issued share capital of an indirect 75%-owned subsidiary of SA and therefore AG is also a connected person of SA under the Listing Rules. Accordingly, the entering into of the Contracts (i.e. the transfer of the 80% interest in JVCO and the proportionate shareholders' loans by Party A and the injection of capital and provision of funding to JVCO by Party A) constitutes connected transactions for SA under the Listing Rules. As the maximum commitment of Party A (in the amount of RMB1,000 million (equivalent to approximately US$125 million)) under the Contracts exceeds 2.5% of the total assets and the market capitalisation of SA, the Contracts are subject to the approval of the Independent Shareholders.

KHL, KSL and Madam KUOK Oon Kwong and their respective associates shall abstain from voting at the Special General Meeting, at which the SA Resolution in relation to the approval of the Contracts will be taken by way of a poll. All five common directors of SA and KHL and their respective associates shall also abstain from voting in respect of the SA Resolution. Amongst the five common directors, Messrs. KUOK Khoon Loong, Edward, Giovanni ANGELINI and LEE Yong Sun and their respective associates were altogether interested in 459,000 Shares, representing approximately 0.018% of the issued share capital of SA as at the Latest Practicable Date, while the remaining two common directors and their respective associates did not hold any Shares as at the Latest Practicable Date. The Independent Board Committee, comprising the Independent Non-Executive Directors, namely, Messrs. Alexander Reid HAMILTON, WONG Kai Man and Timothy David DATTELS, has been constituted to make recommendation to the Independent Shareholders regarding the terms of the Contracts.

Somerley is not associated with SA or its substantial Shareholders or any party acting, or presumed to be acting, in concert with any of them and, accordingly, is considered eligible to give independent advice on the Contracts. Apart from normal professional fees payable to us in connection with this appointment and other similar engagements, no arrangement exists whereby we will receive any fees or benefits from SA or its substantial Shareholders or any party acting, or presumed to be acting in concert with any of them.

In formulating our opinion, we have reviewed, amongst other materials, the Share Transfer Agreement, the Joint Venture Contract, the audited financial statements of JVCO for the year ended 31 December 2005 and three months ended 31 March 2006, the unaudited balance sheet of JVCO as at 31 May 2006 (after adjustments in accordance with SA's

accounting policies), the property valuation report of the Project Site (including the PRC legal opinion in relation to the title of the Project Site) which stated the market value as at 31 May 2006, the articles of association of JVCO and the Supplemental Contract (2) to the Contract of the Grant of the State-owned Land Use Right of Tianjin Municipality in respect of a lot No. Jin Bei Hai 1994-016 entered into between Tianjin Municipal Bureau of Land Resources and Housing Management (as the vendor) and JVCO (as the purchaser) dated 14 December 2005 (the "Supplementary Land Grant Contract"). We have also inspected the Project Site and discussed the bases and assumptions for the valuation with the Valuer.

We have sought and received confirmation from the Directors that all material relevant information has been supplied to us and no material facts have been omitted from the information supplied and the opinions expressed. We have also relied on the information and facts supplied, and the opinions expressed, by the Directors and/or the management of the Group, which we have assumed to be true, accurate and complete in all material aspects at the time they were made and as at the date of the Circular and will continue to be true up to the time of the Special General Meeting. We consider that we have been provided with and have reviewed sufficient information to reach an informed view. We have no reason to doubt the truth and accuracy of the information provided to us or to believe that any material information has been omitted or withheld. We have not, however, conducted an independent investigation into the affairs of the Group or any of the JV Parties.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion, we have taken the following principal factors and reasons into consideration:

(i) Background to and reasons for the connected transactions under the Contracts

Information on the Group

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. Certain members of the Group are also the registered proprietors of various trademarks and service marks in various countries, including the brand names of "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

As disclosed in SA's annual report for the year ended 31 December 2005 (the "2005 Annual Report"), as at 31 December 2005, the Group owned and managed 35 hotels, managed 12 hotels owned by third parties and owned one hotel which is not managed by the Group. The Group has launched plans for the development of (i) 16 hotels; (ii) the second phase of an existing hotel; (iii) one hotel under operating lease and managed by the Group; and (iv) 14 hotels owned by third parties under management contracts, and redevelopment of one hotel owned and managed by the Group.

As stated in the 2005 Annual Report, the Group had consolidated net assets of approximately US$2,630 million as at 31 December 2005. As at the Latest Practicable Date, SA had a market capitalisation of approximately HK$39,021.6 million as quoted by Bloomberg.

Information on the other JV Parties

The following is a summary of the shareholding structure and shareholders of JVCO following completion of the Share Transfer Agreement:

JV Parties	Ultimate/ Controlling shareholder	Percentage holding	Names of the JV Parties
Party A	SA	20%	Kerry (Tianjin) Ltd, an indirect wholly-owned subsidiary of SA
Party B	KPL	49%	Kerry Properties (Tianjin) Ltd., an indirect wholly-owned subsidiary of KPL
Party C	AG	31%	Allgreen Properties (Tianjin) Pte. Ltd., a wholly-owned subsidiary of AG
		100%	

The KPL Group is principally engaged in (i) property development and investment in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight, warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership and operations in PRC. As stated in the annual report of KPL for the year ended 31 December 2005, KPL had consolidated net assets of approximately HK$25.2 billion (equivalent to approximately US$3.25 billion). As at the Latest Practicable Date, KPL had a market capitalisation of approximately HK$31,327.7 million as quoted by Bloomberg.

The AG Group is principally engaged in property development and investment, project and property management and trading in building materials. AG and SA, through their respective subsidiaries, have interests in Tanglin Mall (a retail complex), Traders Hotel, Singapore and Tanglin Place (an office cum retail complex). As stated in the annual report of AG for the year ended 31 December 2005, AG had consolidated net assets of approximately S$1;839 million (equivalent to approximately US$1,160 million). As at the Latest Practicable Date, AG had a market capitalisation of approximately S$1,308.1 million as quoted by Bloomberg.

Information on JVCO and the Project Site

JVCO

JVCO was established on 23 December 1994 as a limited company under the laws of PRC. The Project Site, which represents the principal asset owned by JVCO, shall be used for the development of commercial and offices including hotels and apartments according to the land use right of the Project Site granted to JVCO. The original cost to Party A in acquiring the entire equity interest in JVCO was approximately US$60,407,000. The abridged version of the unaudited balance sheet of JVCO as at 31 May 2006 is set out on page 29 of the Circular.

The Project Site

The Project Site is owned by JVCO. The land use right of the Project Site was granted to JVCO on the following terms: (a) the Project Site shall be used for the development of commercial and offices including hotels and apartments; and (b) the land use term for commercial and offices shall be 50 years and the land use term for the apartments shall be 70 years, commencing on the date of receipt of the State-owned Land Use Certificate of PRC.

The Project Site has an area of approximately 86,164 sq.m., capable of being developed into a mixed-use development (including hotel, serviced apartments, offices, residences, shopping mall and related ancillary facilities) measuring approximately 499,000 sq.m. of gross floor area. The Project Site is located at Liuwei Road, Hedong District, Tianjin, PRC, east of Haihe East Road, west of Liuwei Road, south of Liujing Road and north of the extension of Baoding Bridge.

The Project Site is located in Hedong District fronting onto Haihe to the east and is bounded by Hebei, Heping and Hexi Districts, with close proximity to the Tianjin Railway Station and the city central commercial area. Set out below is the map showing the location of the Project Site:



Xinzhao Road
Huachang Road
Tianjin Railway Station
Jianguo Road
Shiqiangzi Avenue
Zhangzizhong Road
Changchun Road
Binjiang Road
Harbin Road
Hejiang Road
Chengde Road
Xinkai Road
Tianjin Customs
Liujing Road
Jiuwei Road
Beichang Road
Qijing Road
Jiujing Road
Taierzhuang Road
Heping Road
Yingkou Road
Datong Road
Shijing Road
Jiefang Bei Road
Bawei Road
Hotel
KFC
Wanlong Building
Jianshe Road
Hubei Road
Yantan Road
Dagu Bei Road
Qufu Road
Qiwei Road
Liuwei Road

Legend

 Location of the Project Site

Development plan of the Project Site

The project will be developed in phases and completion of the entire project is expected in seven years. The first phase of the construction of the Project Site is expected to commence in the fourth quarter of 2006 and to be completed in late 2009.

It is expected that the development would be managed by a subsidiary of KPL while certain subsidiaries of SA would provide technical and marketing consultancy services for the construction of the hotel. As advised by the management of the Group, it is expected that the hotel would be managed by a subsidiary of SA upon completion of the hotel.

Tianjin as one of the fastest growing cities in PRC

The Directors consider that Tianjin is one of the fastest growing cities in PRC and benefits in particular from its proximity to the capital city of Beijing. According to a report prepared by National Development and Reform Commission (國家發展和改革委員會), the PRC government planned to deploy significant investment of up to RMB500 billion (equivalent to approximately US$62.5 billion) to develop Tianjin for the purpose of enhancing the overall economic landscape of the entire Bohai Bay Rim.

In recent years, the amount of foreign direct investments into Tianjin has increased significantly. According to the Tianjin Statistical Year Book (天津統計年鑒), the amount of foreign direct investments increased from RMB3.5 billion (equivalent to approximately US$0.44 billion) in 2003 to RMB5.6 billion (equivalent to approximately US$0.7 billion) in 2004, representing a growth of approximately 60%. The Directors believe that the increase in foreign direct investments into Tianjin will boost the demand for high quality hotels, apartments, shops and offices of the city. We expect the Project Site will provide the Group with a platform to capture the future growth in demand for these particular sectors in Tianjin.

Reasons for the entering into of the Contracts

As stated in the 2005 Annual Report, the Asia-Pacific region, and in particular PRC, will continue to be the Group's main sources of business growth and the focus of its capital investment. The Group will continue to expand the number of properties that it owns and operates in PRC, supplemented by management contracts for third-party-owned hotels. Of the 18 hotels under development, redevelopment and leasing by the Group which are expected to open from late 2006 to 2011, 14 hotels are located in PRC.

Pursuant to the Contracts, the JV Parties intend to construct a mixed-use development comprising (subject to market conditions) hotel, serviced apartments, offices, residence, shopping mall, basement and related ancillary facilities. The development mix and the proposed area for different components of the development are based on the preliminary conceptual design and will be subject to further changes and revision. The Directors consider that the combined experience, standing and expertise of the JV Parties in hotel-related, commercial and residential projects provides a suitable partnership for the development of the Project Site. The Directors also consider that this mode of partnership is likely to be adopted by the Group for future large scale high end mixed-use development projects of the Group in PRC.

The PRC government has recently implemented an additional series of macro-economic austerity measures intended to slow down the growth of certain industries, including the property sector. However, the first phase of the Project Site is only expected to be completed in late 2009 and the Directors remain positive on the long-term prospects for PRC's high end mixed-use development projects.

Having considered the size of the Project Site and the cash commitment involved, the management of the Group believes that it would be beneficial to participate in the development of the Project Site in conjunction with the KPL Group and the AG Group. The KPL Group and the AG Group are significant property groups and have experience and expertise in developing and managing large scale mixed-use property projects. The Group has previously co-operated with the KPL Group in the development of large scale composite properties which include a mix of office buildings, hotel, serviced apartments and shopping arcade, such as Kerry Centre in Beijing. The Group is currently co-operating with the AG Group and the KPL Group in the development of a composite project in Pudong, Shanghai, details of which were set out in the circular of SA dated 23 January 2006. The Group is also co-operating with the KPL Group in the development of another composite project in Jingan District, Shanghai, details of which were set out in the circular of SA dated 31 May 2004.

The Group maintains a high standard of construction specifications for hotels invested in, operated and managed by the Group. Given the extensive experience of the KPL Group and the AG Group in property development and in the light of the Group's successful past co-operation with the KPL Group and the AG Group on various composite development projects, the management of SA is confident that the construction specifications of the hotel to be built on the Project Site will be of the standard required by the Group.

Taking into account the impact of Severe Acute Respiratory Syndrome on hotel revenues in 2003, the Group has increasingly participated in composite developments, given the right location and conditions, so as to reduce the Group's reliance on hotel income. The Directors consider that the Project Site would be suitable for the development of a composite complex which includes a mix of office and residential buildings, serviced apartments, hotel and retail podium. The Directors are of the opinion that, by offering a full range of hotel, residential and commercial properties within a composite development, the occupancy rate and other related businesses of the hotel may be enhanced, as staff of the tenants and their business associates tend to utilise the accommodation services in the hotel. A composite development should also benefit the food and beverage business of the hotel.

The Group owns 100% of the Project Site at present but, as stated above, now prefers, as regards prime sites in major cities, to participate as a JV Party in composite developments, rather than carrying out a hotel-only development. A 20% interest represents approximately the proportion of the cost of composite development which will be attributable to the hotel. In arriving at the 20% level of investment in JVCO, the Directors have also taken into account the Group's cash commitment, its potential influence in JVCO and the fact that the results and financial position of JVCO can be accounted for in the financial statements of the Group under the equity method of accounting following completion of the Share Transfer Agreement. As there has been a proven track record of established and successful business co-operation amongst the Group, the KPL Group and the AG Group in composite property development projects, we consider that the KPL Group and the AG Group are suitable joint venture partners for the Group. We also consider that a 20% participation is consistent with the business objectives of the Group.

(ii) Principal terms of the Share Transfer Agreement

The valuation of the Project Site

The principal asset of JVCO is its interest in the Project Site. The consideration for the transfer of Party A's 49% and 31% interests in JVCO and the proportionate shareholders' loans to Party B and Party C, respectively, under the Share Transfer Agreement was arrived at after arm's length negotiations amongst the JV Parties, taking into account the different independent valuations obtained by Party A, Party B and Party C and by reference to the registered capital of JVCO and the face value of the existing shareholders' loans owed by JVCO to Party A.

Based on the valuation report prepared by CB Richard Ellis Limited as set out in Appendix I to the Circular, the Project Site is valued at RMB1,223 million (equivalent to approximately US$152.9 million) (the "Independent Valuation") as at 31 May 2006.

We have inspected the Project Site and discussed the bases and assumptions for the valuation with the Valuer and consider them appropriate for valuing the Project Site.

The consideration of the Share Transfer Agreement

The Project Site is presently 100% owned by the Group. The key terms of the Share Transfer Agreement are set out as follows:

	Transfer consideration to be paid by Party B (KPL) (A) *RMB' million*	Transfer consideration to be paid by Party C (AG) (B) *RMB' million*	Total transfer consideration to be received by Party A (SA) (A)+(B) *RMB' million*
Transfer consideration:			
– interest in JVCO	313.1	198.1	**511.2**
– shareholders' loans owed by JVCO	approximately 49.8 (US$6.2 million)	approximately 31.5 (US$3.9 million)	**approximately 81.3 (US$10.1 million)**
Total	**approximately 362.9**	**approximately 229.6**	**approximately 592.5**

The consideration shall be paid by Party B and Party C within 7 working days after the conditions of the Share Transfer Agreement are satisfied and the Share Transfer Agreement becomes effective.

Set out below is an abridged version of the unaudited balance sheet of JVCO prepared under the PRC accounting standards as at 31 May 2006, being the day immediately before the date of the Share Transfer Agreement:

	As at 31 May 2006
	RMB' in million
The Project Site	553.4
Other assets and liabilities (inclusive of all capitalised costs)	35.6
	589.0
Represented by:	
Shareholders' loans due to Party A (US$12,683,990.80)	101.7
Excess capital paid by Party A	0.8
Registered capital (fully-paid)	486.5
	589.0

Note: The majority of the other assets and liabilities comprise cash and cash at bank of approximately RMB34.6 million

As discussed with the management of SA, the transfer consideration was determined based on (i) an agreed valuation of RMB1,228 million (equivalent to approximately US$153.5 million) of the Project Site; and (ii) the capital and shareholders' loans contributed by Party A to JVCO. The cost of the Project Site recorded in the books of JVCO represents the land premium paid to Tianjin Municipal Bureau of Land Resources and Housing Management up to 31 May 2006. An amount of RMB522 million of land premium for the Project Site (the "Unpaid Land Premium") remains outstanding as of the Latest Practicable Date pursuant to the Supplementary Land Grant Contract and not recorded in the accounts of JVCO per the PRC accounting standards.

Based on (i) and (ii) below, the value of the Project Site should be adjusted upward by approximately RMB152.6 million (the "Revaluation Adjustment"), represented by the difference of the following:

(i) the increase in the value of the Project Site of RMB674.6 million, being the difference between the agreed valuation of RMB1,228 million of the Project Site as at 31 May 2006 and the book value of the Project Site of RMB553.4 million as at 31 May 2006; and

(ii) the Unpaid Land Premium of RMB522 million.

Set out below is a table showing the basis of the transfer consideration of the equity capital of JVCO as at 31 May 2006, being the day immediately before the date of the Share Transfer Agreement:

	As at 31 May 2006	
	Investment value	**Shareholders' loans**
	RMB' million	*USD' million*
Existing interest in JVCO held by		
Party A (SA) **(A)**	486.5	12.7
Add: Revaluation Adjustment **(B)**	152.6	N/A
Value as at 31 May 2006 ((**A**)+(**B**)=(**C**))	**639.1**	**12.7**
– 49% interest to be acquired by		
Party B (KPL) **(C)** x **49%**	313.1	6.2
– 31% interest to be acquired by		
Party C (AG) **(C)** x **31%**	198.1	3.9

Since (i) the agreed valuation of the Project Site of RMB1,228 million used when arriving at the transfer consideration of the equity capital is marginally higher than the Independent Valuation of RMB1,223 million; and (ii) the shareholders' loans owed by JVCO to Party A will be assigned to each of Party B and Party C on a dollar-to-dollar basis, we consider that the transfer consideration as stipulated under the Share Transfer Agreement is fair and reasonable.

(iii) Principal terms of the Joint Venture Contract

Registered capital, total investment and funding arrangements

Immediately prior to the entering into of the Share Transfer Agreement, the registered capital of JVCO was approximately RMB486.5 million. The registered capital of JVCO will be increased to RMB1,507.5 million (the "Registered Capital Contribution") according to the Share Transfer Agreement. The increase of the registered capital will be contributed by Party A, Party B and Party C in the proportions of 20%, 49% and 31%, respectively pursuant to the Joint Venture Contract.

Not less than 20% of the increased portion of the registered capital of JVCO, i.e. not less than a sum of RMB204.2 million is required to be contributed by the JV Parties by way of cash within three months from the date of issue of the business licence of JVCO. The timing and amount of the payment of the balance of the registered capital i.e. RMB816.8 million shall be decided by the board of directors of JVCO in accordance with the progress of the construction of the project.

Pursuant to the Joint Venture Contract, the total investment amount shall be RMB4,522.5 million (the "Total Investment"). In addition, the JV Parties agree that if the total investment amount needs to be increased during the project implementation, the increased total investment amount of JVCO shall not exceed RMB5 billion (the "Maximum Contribution").

Apart from the registered capital, the balance of the investment amount will be funded by loans obtained by JVCO from banks or other financial institutions which may be secured or guaranteed by the JV Parties and/or their parent companies (if required by the lenders) or by way of shareholders' loans from the JV Parties to JVCO. All loans or financial assistance provided by the JV Parties and/or their parent companies (as the case may be) to, or for the benefit of, JVCO will be provided on a several basis, pro-rata to the then respective capital contributions of the JV Parties to JVCO and on the same terms and conditions. We consider that the injection of capital and the provision of guarantees for any financial assistance, on a several basis, by the JV Parties to JVCO in proportion to their then respective capital contributions to JVCO is a common practice.

The following table sets out the funding contributions by the respective JV Parties according to the terms of the Share Transfer Agreement and the Joint Venture Contract:

	Party A (SA)	**Party B (KPL)**	**Party C (AG)**	**Total**
Percentage holding in JVCO following completion of the Share Transfer Agreement *(%)*	20%	49%	31%	**100%**
Proportionate interest in the registered capital of JVCO following completion of the Share Transfer Agreement **(A)** *(RMB' million)*	97.3	238.4	150.8	**486.5**
Shareholders' loans already contributed following completion of Share Transfer Agreement **(B)** *(RMB' million)*	20.4	49.8	31.5	**101.7**

	Party A (SA)	Party B (KPL)	Party C (AG)	Total
Additional cash contributions:				
– 20% (within three months from the date of issue of the business licence of JVCO) **(C)** *(RMB' million)*	40.8	100.1	63.3	**204.2**
– 80% (timing to be decided by the board of directors of JVCO) **(D)** *(RMB' million)*	163.4	400.2	253.2	**816.8**
Additional commitment to Total Investment **(E)** *(RMB' million)*	582.6	1,427.5	903.2	**2,913.3**
Additional commitment to Maximum Contribution **(F)** *(RMB' million)*	95.5	234.0	148.0	**477.5**
Total ((A)+(B)+(C)+(D)+(E)+(F)) *(RMB' million)*	**1,000.0**	**2,450.0**	**1,550.0**	**5,000.0**

Note: The aforesaid contributions include the shareholders' loans owed by JVCO to the respective JV Parties immediately following completion of the Share Transfer Agreement.

Profit sharing

Under the terms of the Joint Venture Contract, profits will be distributed to the JV Parties in proportion to their respective capital contributions to the registered capital of JVCO.

Management of JVCO

The board of directors of JVCO will consist of six directors, of whom one shall be nominated by Party A, three shall be nominated by Party B and two shall be nominated by Party C. The chairman shall be nominated by Party B and will not have a casting vote in case of an equality of votes. We consider that the board composition of JVCO reflects the respective capital contributions to JVCO by the JV Parties.

Pre-emption rights

Pursuant to the terms of the Joint Venture Contract, each of the JV Parties may assign, transfer or deliver the whole (but not part) of its equity interest in JVCO subject to the pre-emption rights of the other JV Parties and after obtaining all the necessary approvals from the relevant PRC government authorities. If a JV Party wishes to transfer all of its equity interest in JVCO to any company controlled by, controlling or under common control with, that JV Party, the other JV Parties shall have no pre-emption right and shall be deemed to have consented to such transfer.

In our opinion, the above provisions are normal.

(iv) Cash flow implications on the Group

According to the Joint Venture Contract and as illustrated in the table in sub-section (iii) above, the immediate contribution required from the Group as registered capital of JVCO is expected to be approximately RMB40.8 million (being the first 20% of the increased portion of the Registered Capital Contribution) which would be fully financed from the aggregate proceeds of approximately RMB592.5 million obtained from the Share Transfer Agreement. Details of the cash flow implications on the Group are as follows:

	RMB' million
Additional contributions	
– 20% increased portion of registered capital	40.8
– 80% increased portion of registered capital	163.4
– Additional commitment to Total Investment	582.6
Sub-total	786.8
Less: consideration received from Party B and Party C	(592.5)
Net additional commitment to Total Investment	194.3
Additional commitment to Maximum Contribution	95.5
Net additional commitment to Maximum Contribution	289.8

Based on the 2005 Annual Report, the Group had net current assets of approximately US$73.7 million (equivalent to approximately RMB589.6 million) which included cash and cash equivalents of approximately US$276 million (equivalent to approximately RMB2.2 billion) as at 31 December 2005. In addition, the Group generated a net operating cash inflow of approximately US$212.7 million (equivalent to approximately RMB1.7 billion) for the year ended 31 December 2005. After the contribution of its registered capital, JVCO is also permitted to obtain external financing for the future funding of the development of the Project Site pursuant to the Joint Venture Contract. The JV Parties expect the future funding

contribution to JVCO will be made throughout 2006 to 2007 based on the development progress of the Project Site. Based on the above and the Group's presently available financial resources and cash flow position, we consider that the Group will have sufficient financial resources to satisfy its funding contributions to JVCO.

The JV Parties anticipate that JVCO will obtain a majority of its funding requirements through loans from banks or other financial institutions with security or guarantees provided by the JV Parties (or such third parties procured by them) on a several basis to satisfy its funding obligations. Cashflow will also be generated for JVCO upon presale of certain units in the office portion of the Project Site. Accordingly, JVCO is expected, to a large extent, to become self financing so that the Group may not need to make further contributions after its contribution to the registered capital of JVCO (except by providing security or guarantees for financing facilities).

(v) Effect on results of the Group

Following completion of the Share Transfer Agreement, the Group is expected to treat its interest in JVCO as an investment in associated company and account for the results and financial position of JVCO under the equity method of accounting. As the consideration of the Share Transfer Agreement is based on the agreed valuation of RMB1,228 million as discussed in sub-section (ii) above, which is close to the carrying value of the Project Site in SA's unaudited consolidated accounts as at 31 May 2006, it is currently expected that the Group will record an estimated net gain of approximately US$3.5 million upon completion of the Share Transfer Agreement.

The aforesaid gain on disposal of the 80% interest in JVCO of approximately US$3.5 million represents only approximately 0.13% of the consolidated net asset of the Group of approximately US$2,630 million as at 31 December 2005 or approximately 2.3% of the consolidated net profit of the Group of approximately US$151 million for the year ended 31 December 2005.

As the Project Site will take several years to develop, there will be no material effect on the published earnings of the Group in the near term.

DISCUSSION

The Group is a major owner and operator of luxury hotels principally in Asia. Most of the hotels are "stand alone", particularly in resort destinations, but others are part of composite developments including, as in this case, office, serviced apartments and retail elements in addition to a hotel. This is increasingly true in major cities. The Directors see significant advantages to this formula, including attracting customers for hotels and diversifying the Group's risk. We concur with this assessment. We also consider that a 20% participation in JVCO is suitable in this case, for the reasons stated above.

The Group has been expanding its hotel network coverage in the major cities of PRC. The Group has also launched plans for the development of a number of new hotels in PRC. The existing hotel network of the Group already covers most of the major cities of PRC including Beijing, Shanghai, Shenzhen, Wuhan, Dalian, Hangzhou, Qingdao, Shenyang, Xian, Zhongshan, Fuzhou, Beihai, Changchun and Harbin. However, this is the first project of the Group involving a luxury hotel complex in the expanding and strategically located city of Tianjin, which accordingly will fill a gap in its network.

The Directors consider that Tianjin is one of the fastest growing cities in PRC and benefits in particular from its proximity to the capital city of Beijing and its economic growth. The Group has exposure to the Beijing market, with 4 hotels already in operation. We consider that the Project Site, situated at one of the prime locations in Tianjin, should provide a good opportunity for the Group to continue to expand its hotel coverage in the major cities of PRC.

Considering the successful history of co-operation amongst the JV Parties, we consider it appropriate for the Group to team up with the KPL Group and the AG Group to tackle a development with an expected size of approximately RMB5 billion. We consider that the terms of the Joint Venture Contract are of a standard type. The consideration for the Share Transfer Agreement is based on the adjusted net asset of JVCO, in which the current valuation of the Project Site has been fully reflected. The Group's proportionate funding commitment to JVCO will not, in our opinion, present any immediate pressure on the financial, liquidity or gearing position of the Group.

OPINION AND ADVICE

Having considered the above principal factors and reasons, we consider that the terms of the Contracts are fair and reasonable so far as SA and the Independent Shareholders are concerned and the entering into of the Contracts and the transactions contemplated thereunder are in the interests of SA and its Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the Special General Meeting to approve the Contracts and the transactions contemplated thereunder.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
Jamie CHEUNG
Managing Director

CBRE
CB RICHARD ELLIS
世邦魏理仕

CB Richard Ellis Limited

34/F Central Plaza
18 Harbour Road
Wanchai, Hong Kong
T 852 2820 2800
F 852 2810 0830
香港灣仔港灣道十八號中環廣場三十四樓
電話 852 2820 2800 傳真 852 2810 0830
www.cbre.com.hk
地產代理（公司）牌照號碼
Estate Agent's Licence No.C-004065

7 August 2006

The Directors
Shangri-La Asia Limited
21/F., CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Dear Sirs,

Re: Valuation of Land Use Right of a Development Site at east of Haihe East Road, west of Liuwei Road, south of Liujing Road and north of the extension of Baoding Bridge, Hedong District, Tianjin City, the PRC

We refer to a recent instruction from Shangri-La Asia Limited (the "Company") for us to carry out a valuation of the captioned property interest in the People's Republic of China ("the PRC"). We confirm that we have made relevant investigations and enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value of the property interest as at 31 May 2006.

In valuing the property interest, we have complied with all the requirements contained in Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities (the "Exchange Listing Rules") issued by The Stock Exchange of Hong Kong Limited and the HKIS Valuation Standards on Properties (1st Edition 2005) published by the Hong Kong Institute of Surveyors ("HKIS").

Our valuation is made on the basis of Market Value which is defined by the HKIS to mean "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

In valuing the property interest, we have valued the property interest by making reference to comparable evidences as available in the market.

Our valuation has been prepared in the capacity as "overseas consultants" and has been made on the assumption that the owner sells the property on the open market without the benefit or burden of any deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to affect the value of the property.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

We have relied to a considerable extent on the information given by the instructing party and have accepted the advice given to us on such matters as tenure, planning approvals, statutory notices, easements, site area and all other relevant matters. No on-site measurement has been taken. Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us and are therefore only approximations. We have had no reason to doubt the truth and accuracy of the information provided to us by the Company, which is material to the valuation. We were also advised that no material factors have been omitted from the information supplied.

In forming our value to the property, we have assumed that the owner has free uninterrupted rights to use and assign the property interest for the whole of the land use right as granted. We have valued the property interest on the assumption that it is freely disposable and transferable for the whole of the unexpired term of land use right as granted to local and/or overseas purchasers without payment of any premium to the relevant authorities.

We have been provided with a copy of title documents relating to the property, however due to the nature of the land registration system in the PRC, we cannot cause searches to be made on the title of the property nor have we scrutinised all the original documents to verify ownership and encumbrances or to ascertain the subsequent amendments, if any, which may not appear on the copies handed to us. We have relied on the opinion of the Company's legal adviser, namely Fangda Partners, on the PRC laws and the matters relating to the ownership and encumbrances of the property.

We have inspected the property to such extent as for the purpose of this valuation. We have not carried out site measurements to verify the correctness of the site area of the property and have assumed that the site area shown on the documents and official site plan handed to us is correct. During our inspection, we have not carried out investigations on the site to determine the suitability of the ground conditions and the services, etc. for any future development. Our valuation is on the basis that these aspects are satisfactory. This report does not make any allowance for contamination or pollution of the land, if any, which may have occurred as a result of past usage.

We have also not undertaken archaeological, ecological or environmental surveys. Our valuation is on the basis that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period, due to these, or to archaeological or ecological matters.

We enclose herewith our valuation certificate.

Yours faithfully,
For and on behalf of
CB Richard Ellis Limited
Alex PW Leung
MHKIS MRICS RPS(GP)
Director
Valuation & Advisory Services

Note: Mr. Alex PW Leung is a Registered Professional Surveyor (General Practice), a member of the Hong Kong Institute of Surveyors and a member of Royal Institution of Chartered Surveyors. He has over 10 years valuation experience in the PRC.

VALUATION CERTIFICATE

Property	Description and tenure	Details of occupancy	Capital value in the existing state as at 31 May 2006
Land Use Right of a Development Site at east of Haihe East Road, west of Liuwei Road, south of Liujing Road and north of the extension of Baoding Bridge, Hedong District, Tianjin City, the PRC	The property comprises a development land having a site area of about 86,164.3 sq.m. (including 7,540.5 sq.m. of public open space). The plot is proposed for a development consisting of hotel (comprising serviced suites), offices, apartments, shopping mall and related ancillary facilities. The maximum permitted above ground gross floor area of the proposed development is about 499,000 sq.m. The land use right terms of the property are 50 years for commercial and offices and 70 years for apartments, all commencing from the date when the relevant State-owned Land Use Certificate is issued.	The site is currently vacant.	RMB1,223,000,000 (RENMINBI ONE BILLION TWO HUNDRED TWENTY THREE MILLION)

Notes:

1. According to the Supplemental Contract (2) to the Contract of the Grant of the State-owned Land Use Right of Tianjin Municipality in respect of a lot No. Jin Bei Hai 1994-016 ("the old lot") on 14 December 2005 ("the LUR Contract") made between Tianjin Municipal Bureau of Land Resources and Housing Management ("Tianjin Land Bureau") and Tianjin Kerry Real Estate Development Co., Ltd. ("Tianjin Kerry"), the site has been granted to Tianjin Kerry subject to, inter alia, the following major terms and conditions:

Consideration	:	Surrender of the old lot and payment of a land premium RMB870,000,000
Land Use	:	Commercial and office including hotel (comprising serviced suites) and apartment uses
Permitted Gross Floor Area	:	Not exceed 499,000 sq.m. including public switch room(s) of not less than 1,500 sq.m. The apartments should not exceed 42% of the above ground gross floor area of the development as a whole
Building Covenant	:	Shall be completed on or before 30 August 2013

2. We were informed that Kerry (Tianjin) Ltd, the legitimate owner of Tianjin Kerry, is an indirect wholly-owned subsidiary of the Company.

3. For the major terms and obligations of the joint venture parties under the joint venture contract entered into by Kerry (Tianjin) Ltd, Kerry Properties (Tianjin) Ltd. and Allgreen Properties (Tianjin) Pte. Ltd., please refer to the paragraph headed "Details of the Joint Venture Contract" in the "Letter from the Board" as set out in the circular of Shangri-La Asia Limited dated 7 August 2006.

4. The status of the title and grant of major approvals and licences, in accordance with the information provided to us, is as follows:

State-owned Land Use Right Grant Contract	Yes
Land Use Right Certificate	Not available
Construction Land Use Planning Permit	Not available
Construction Works Planning Permit	Not available
Construction Works Commencement Permit	Not available
Business Licence	Yes

5. The opinions of the PRC legal adviser state that:

(a) Tianjin Kerry has been duly incorporated as a foreign invested enterprise. Kerry (Tianjin) Ltd is the legitimate owner of 100% equity interest in Tianjin Kerry;

(b) The site is owned by the State and there is no other owner or the land use right in respect of the site in accordance with the title search made by the legal adviser at Tianjin Land Bureau;

(c) Tianjin Land Bureau is entitled to grant the land use right to a land user in accordance with the PRC laws;

(d) Tianjin Municipal Government has approved the grant of the site to Tianjin Kerry and Tianjin Land Bureau, based on such approval, has entered into the LUR Contract; and

(e) The LUR Contract constitutes a valid and enforceable contract between the parties thereto. Tianjin Kerry shall be entitled to obtain and own the granted land use right of the site after it fulfills the obligations under the LUR Contract, inter alia, the timely and full payment of land premium. There are no other legal obstacles or impediments which prevent Tianjin Kerry from obtaining the Land Use Right Certificate. Once Tianjin Kerry obtains the title certificate in respect of the land use right of the site, it shall become the legal owner of the land use right on the site.

6. We have prepared our valuation based on the following assumptions:

(a) Tianjin Kerry had acquired the property and possessed a proper title to the property. It was then entitled to transfer the property with the residual term of its land use right to both local and overseas purchasers at no extra land premium or other onerous payment payable to the relevant authorities; and

(b) All land premium, the costs of resettlement and provision of public utilities had been fully settled.

1. BACKGROUND

Reference is made to the announcement of the Company dated 30 June 2006 (the "Announcement") whereas it was announced that Mr. TOW Heng Tan has tendered his resignation as an Independent Non-Executive Director with effect from 1 July 2006. He has also ceased to be a member of the Audit Committee of the Board and a member of the Remuneration Committee of the Board with effect from 1 July 2006. It was announced in the Announcement the appointment of Mr. WONG Kai Man as an Independent Non-Executive Director, a member of the Audit Committee of the Board and a member of the Remuneration Committee of the Board with effect from 1 July 2006.

In accordance with Bye-Law 102 of the Bye-Laws of the Company, Mr. WONG Kai Man will retire at the Special General Meeting and will be eligible for re-election at the Special General Meeting.

2. PARTICULARS OF THE RETIRING DIRECTOR

The following are the particulars of the Retiring Director as required under Rule 13.51(2) of the Listing Rules:

Mr. WONG Kai Man

Mr. Wong, aged 56, is an accountant with 32 years of audit, initial public offer and computer audit experience. He was a member of the Growth Enterprise Market Listing Committee of HKSE from 1999 to 2003. He retired as an audit partner from PricewaterhouseCoopers ("PwC"), Hong Kong on 30 June 2005 and is currently the chief executive officer of Li & Fung (1906) Foundation Limited, a charity and a senior advisor to Tricor Services Limited, a provider of business services. In addition, he serves in a number of government committees and the board of certain non-government organisations. He has not held any directorship in listed public companies in the last three years.

He obtained his Bachelor of Science in Physics from the University of Hong Kong and Master of Business Administration from the Chinese University of Hong Kong, and is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a fellow of the Hong Kong Institute of Certified Public Accountants.

PwC is currently providing audit services to the Group. After his retirement from PwC on 30 June 2005, Mr. Wong has fully settled his financial arrangement with PwC and since then he has no financial interest in PwC. Mr. Wong satisfies the requirements for independence under Rule 3.13 of the Listing Rules.

Mr. Wong does not have any interest in the Shares within the meaning of Part XV of the SFO nor does he have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

As an Independent Non-Executive Director, a member of the Audit Committee of the Board and a member of the Remuneration Committee of the Board, Mr. Wong will be entitled to the following emoluments which were approved by the Shareholders at the annual general meeting held on 24 May 2006:

Director's Fee:	HK$150,000 per annum, subject to such terms (including as to pro-rating for the year ended 31 December 2006) as the Board (or a duly authorised committee thereof) may in its absolute discretion see fit.
Fee for serving as a member of the Audit Committee:	Not exceeding HK$100,000 per annum, HK$50,000 of which shall be paid as a retainer and the balance not exceeding HK$50,000 shall be calculated by reference to his actual attendance at the Audit Committee meetings held during 2006 and subject to such other terms as the Board may in its absolute discretion see fit.
Fee for serving as a member of the Remuneration Committee:	HK$50,000 per annum

Save as disclosed above, there are no other matters concerning Mr. Wong that need to be brought to the attention of the Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

3. RECOMMENDATIONS

Having considered the background and independence of the Retiring Director, the Directors consider that the re-election of the Retiring Director is in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend all Shareholders to vote in favour of the Re-election Resolution.

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

(a) the information contained in this circular is accurate and complete in all material respects and not misleading in any material respect;

(b) there are no other matters the omission of which would make any statement in this circular misleading in any material respect; and

(c) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

2. DIRECTORS' DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests and short positions of each of the Directors in the Shares, underlying shares and debentures of the Company or any of its Associated Corporations which were required to be notified to the Company and HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO), or as recorded in the register required to be kept by the Company under Section 352 of the SFO, or as otherwise notified to the Company and HKSE pursuant to the Model Code, were as follows:

Long positions in shares of the Company and Associated Corporations

			Number of shares held					Percentage of total issued share capital of the relevant company as at the Latest Practicable Date
Name of company	Name of Director	Class of shares	Personal interests *(Note 1)*	Family interests	Corporate interests	Other interests	Total	
The Company	Mr. KUOK Khoon Loong, Edward	Ordinary	230,000	-	20,000 *(Note 2)*	-	250,000	0.010%
	Mr. Giovanni ANGELINI	Ordinary	100,000	-	-	-	100,000	0.004%
	Madam KUOK Oon Kwong	Ordinary	151,379	192,011 *(Note 3)*	108,673 *(Note 5)*	-	452,063	0.018%

Name of company	Name of Director	Class of shares	Number of shares held					Percentage of total issued share capital of the relevant company as at the Latest Practicable Date
			Personal interests *(Note 1)*	Family interests	Corporate interests	Other interests	Total	
The Company	Mr. HO Kian Guan	Ordinary	317,475	-	104,205,928 *(Note 4)*	-	104,523,403	4.120%
	Mr. HO Kian Hock (Alternate to Mr. HO Kian Guan)	Ordinary	-	-	104,205,928 *(Note 4)*	-	104,205,928	4.108%
	Mr. LEE Yong Sun	Ordinary	109,000	-	-	-	109,000	0.004%
Associated Corporation								
Shangri-La Hotels (Malaysia) Berhad	Madam KUOK Oon Kwong	Ordinary	-	-	10,000 *(Note 5)*	-	10,000	0.002%
Shangri-La Hotel Public Company Limited	Mr. LUI Man Shing	Ordinary	10,000	-	-	-	10,000	0.008%

Notes:

1. These shares were held by the relevant Directors as beneficial owners.

2. These shares represented the interest of a controlled corporation.

3. These shares were held by the spouse of the relevant Director.

4. 67,600,329 shares were held through companies which were controlled as to 33.33% by each of Mr. HO Kian Guan and Mr. HO Kian Hock.

   4,165,848 shares were held through a company which was controlled as to 21.88% by each of Mr. HO Kian Guan and Mr. HO Kian Hock.

   3,895,710 shares were held through companies which were controlled as to 13.30% and 7.08% by Mr. HO Kian Guan and Mr. HO Kian Hock respectively.

   28,544,041 shares were held through companies which were controlled as to 6.55% and 6.74% by Mr. HO Kian Guan and Mr. HO Kian Hock respectively.

5. These shares were held through a company which was owned as to 50% by Madam KUOK Oon Kwong.

Long positions in underlying shares of the Company and Associated Corporations

As at the Latest Practicable Date, details of share options granted to the Directors under the Executive Option Scheme and the New Option Scheme were as follows:

Executive Option Scheme

Name of Director	Date of grant	Number of option shares held	Exercise price per option share *HK$*	Exercisable period
Mr. YE Longfei	15 January 2001	79,212	8.18	15 January 2003 – 14 January 2011

New Option Scheme

Name of Director	Date of grant	Number of option shares held	Exercise price per option share *HK$*	Exercisable period
Mr. KUOK Khoon Loong, Edward	28 April 2005	20,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	250,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	100,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	100,000	14.60	16 June 2008 – 15 June 2016
Mr. YE Longfei	28 April 2005	250,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	250,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	100,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	100,000	14.60	16 June 2008 – 15 June 2016
Mr. Giovanni ANGELINI	28 April 2005	500,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	500,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	100,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	100,000	14.60	16 June 2008 – 15 June 2016
Mr. LUI Man Shing	29 May 2002	150,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	150,000	6.81	29 May 2004 – 28 May 2012
	28 April 2005	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	150,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	60,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	60,000	14.60	16 June 2008 – 15 June 2016

Name of Director	Date of grant	Number of option shares held	Exercise price per option share HK$	Exercisable period
Mr. NG Si Fong, Alan	29 May 2002	60,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	60,000	6.81	29 May 2004 – 28 May 2012
	28 April 2005	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	150,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	50,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	50,000	14.60	16 June 2008 – 15 June 2016
Madam KUOK Oon Kwong	28 April 2005	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	150,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	60,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	60,000	14.60	16 June 2008 – 15 June 2016
Mr. HO Kian Guan	28 April 2005	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016
Mr. LEE Yong Sun	28 April 2005	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016
Mr. Roberto V. ONGPIN	28 April 2005	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016
Mr. Alexander Reid HAMILTON	28 April 2005	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016
Mr. Timothy David DATTELS	28 April 2005	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016

Note: At the special general meeting of the Company held on 24 May 2002, the Shareholders approved the adoption of the New Option Scheme and the termination of the operation of the Executive Option Scheme such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors had any interests or short positions in the Shares, underlying shares or debentures of the Company or any of its Associated Corporations which are required to be notified to the Company and HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO), or as recorded in the register required to be kept by the Company under Section 352 of the SFO, or as otherwise notified to the Company and HKSE pursuant to the Model Code.

3. DIRECTORS' INTEREST IN CONTRACTS

(a) As at the Latest Practicable Date, no Director was materially interested in any contract or arrangement subsisting which is significant in relation to the business of the Group taken as a whole.

(b) None of the Directors, Somerley, the Valuer nor Fangda Partners has or has had any direct or indirect interest in any assets acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2005, the date to which the latest published audited financial statements of the Group were made up, save that Mr. KUOK Khoon Loong, Edward, through an associate, leased a residential premise in Hong Kong to the Group for a term of 2 years commencing from 1 August 2005 at a monthly rental of HK$140,000 (inclusive of rates and management fees) with no option to renew.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered into, or proposed to enter into, a service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation, other than statutory compensation.

5. COMPETING INTERESTS

Pursuant to Rule 14.64(8) and Rule 8.10 of the Listing Rules, as at the Latest Practicable Date, the following Directors are considered to have interests in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group, other than those businesses where the Directors have been appointed/were appointed as Directors to represent the interests of the Company and/or the Group:

(i) Madam KUOK Oon Kwong is a non-executive director of AG.

The AG Group has a diversified portfolio of properties in Singapore including serviced apartments. Shangri-La Hotel Limited, Singapore ("SHL"), a wholly-owned subsidiary of the Company, also owns a serviced apartment and condominium development in Singapore. While SHL and the AG Group may

compete with each other in the area of serviced apartment business, the Directors believe that this competition does not pose any material threat to SHL's business prospects because:

- SHL is principally engaged in the hotel business;

- The serviced apartment business is an ancillary part of SHL's hotel business;

- The Group's hotel business is effectively marketed on the strength of Shangri-La International Hotel Management Limited's ("SLIM's") renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services;

- SHL's serviced apartment business is effectively marketed on the strength of SLIM's renowned and high-quality services; and

- Madam KUOK Oon Kwong is only a non-executive director of AG.

(ii) Messrs. HO Kian Guan and HO Kian Hock are substantial shareholders and directors of the company which holds River View Hotel, Singapore. Messrs. HO Kian Guan and HO Kian Hock are substantial shareholders of the company which holds Holiday Inn Riverside Wuhan (the "Holiday Inn Holding Company"). Mr. HO Kian Guan is a director of the Holiday Inn Holding Company.

While such businesses may compete with the Group's hotel businesses in Singapore and Wuhan, the Directors believe that this competition does not pose any material threat to the Group's hotel business prospects because:

- The hotels operated by the Group and those by the Directors with competing interests are targeting different segments or groups of customers in the market and the differentiation of the clientele segments is based on a combination of factors, such as the geographical locations of the hotels, the breadth of services and amenities available, the positioning of the hotels in the local market, the level of room rates, the size and scale of the hotel and the guest recognition program; and/or

- The Group's hotel business is effectively marketed on the strength of SLIM's renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services.

The abovementioned competing businesses are operated and managed by companies with independent management and administration. In addition, the Board is independent of the boards of the abovementioned companies carrying on the competing businesses. Accordingly, the Group is capable of carrying on its business independent of, and at arm's length from, the competing businesses mentioned above.

6. EXPERTS QUALIFICATION AND CONSENT

The following are the qualifications of the experts who have been named in this circular or have given opinions or advices which are contained in this circular:

Name	Qualification
Somerley Limited	a licensed corporation to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO
CB Richard Ellis Limited	professional property surveyors and valuers
Fangda Partners	registered law firm in PRC

Each of the experts has confirmed that it has no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group. By their letters dated 7 August 2006, each of the experts has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or report and references to its name and letter or report in the form and context in which they respectively appear.

7. NO MATERIAL ADVERSE CHANGE

Since the date to which the latest published audited accounts of the Company have been made up, there has been no material adverse change in the financial or trading position of the Group.

8. MISCELLANEOUS

This circular has been prepared in both English and Chinese. In the case of any discrepancy, the English text shall prevail.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the office of the Company at 21st Floor, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong from the date of this circular up to and including 21 August 2006:

(a) the Joint Venture Contract; and

(b) the Share Transfer Agreement.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司 *

(Stock Code: 00069)

NOTICE IS HEREBY GIVEN that a special general meeting of Shangri-La Asia Limited (the "Company") will be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 1 September 2006 at 10:00 a.m. for the following purposes:

1. To re-elect the Retiring Director.

2. To consider, and if thought fit, pass with or without modification the following resolution as an ORDINARY RESOLUTION:

   "THAT

   (A) the Contracts (copies of which have been produced to this meeting marked "A" and signed by the Chairman hereof for the purpose of identification) and the transactions contemplated thereunder be and are hereby confirmed, ratified and approved; and

   (B) the Board of Directors of the Company be and is hereby authorised to take all such actions as it considers necessary or desirable to implement and give effect to the Contracts and the transactions contemplated thereunder.

For the purposes of this resolution, the term "Contracts" shall have the same definition as defined in the circular to the shareholders of the Company dated 7 August 2006."

By order of the Board
Shangri-La Asia Limited
KO Sau Lai
Company Secretary

Hong Kong, 7 August 2006

Head Office and Principal Place of Business in Hong Kong:
21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

* *for identification purposes only*

Notes:

(1) Every shareholder entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company. The number of proxies appointed by a clearing house (or its nominee) is not subject to the aforesaid limitation.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting (or at any adjournment thereof), either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any share stands first will for this purpose be deemed joint holders thereof.

(3) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the above meeting (or at any adjournment thereof). Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person if he so wishes. In the event that a shareholder attends the meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked.

(4) The register of members of the Company will be closed from Wednesday, 30 August 2006 to Friday, 1 September 2006, both days inclusive, during which period no transfer of shares will be effected. In order to be entitled to attend and vote at the meeting, all share transfers accompanied by the relevant share certificates must be lodged for registration with the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited, at the above address not later than 4:00 p.m. on Tuesday, 29 August 2006.

(5) Shareholders are advised to read the circular to shareholders of the Company dated 7 August 2006 which contains information concerning the resolutions to be proposed at the special general meeting.

(6) The ordinary resolutions set out above shall be decided by way of a poll.

閣下對本通函任何內容或應採取之行動如有任何疑問，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有香格里格（亞洲）有限公司的股份，應立即將本通函連同隨附之代表委任表格送交予買主或承讓人或經手出售或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。



SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉（亞洲）有限公司*

（股份代號：00069）

有關在中國天津市河東區合作發展地塊之
關連交易
及
重選退任董事

獨立董事委員會及獨立股東之獨立財務顧問



新百利有限公司

董事會函件載於本通函第5至16頁，而獨立董事委員會函件則載於本通函第17至18頁。載有獨立財務顧問致獨立董事委員會及獨立股東之意見書載於本通函第19至35頁。

香格里拉（亞洲）有限公司將於二零零六年九月一日（星期五）上午十時正假座香港中環法院道太古廣場港島香格里拉大酒店三十九樓天窗廳舉行之股東特別大會上提呈普通決議案，以批准本通函所載之事項。

召開股東特別大會之通告載於本通函第50至51頁，本通函隨附股東特別大會適用之代表委任表格。無論　閣下能否出席大會，務請將附奉之代表委任表格按其印列之指示填妥，並於股東特別大會指定舉行時間四十八小時前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。填妥及交回隨附之代表委任表格後，　閣下仍可親身出席股東特別大會及在會上投票。

* 僅供識別

二零零六年八月七日

目　錄

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「AG」	指	Allgreen Properties Limited，一家於新加坡註冊成立之有限公司，其股份於新加坡交易所上市；
「AG集團」	指	AG及其附屬公司(定義見新加坡法例第50章公司法第5節)；
「相聯法團」	指	具有證券及期貨條例第XV部所賦予之涵義；
「聯繫人」	指	具有上市規則所賦予之涵義；
「董事會」	指	本公司董事會；
「通函」	指	本通函，包括載於其中之附錄；
「本公司」或「香格里拉」	指	Shangri-La Asia Limited香格里拉(亞洲)有限公司，一家於百慕達註冊成立之獲豁免有限公司，其股份於香港聯交所主板作第一上市及於新加坡交易所作第二上市；
「關連人士」	指	具有上市規則所賦予之涵義；
「關連交易」	指	具有上市規則所賦予之涵義；
「該等合同」	指	股份轉讓協議及合資合同之統稱；
「控股股東」	指	具有上市規則所賦予之涵義；
「董事」	指	本公司董事；
「行政人員購股權計劃」	指	股東於一九九七年十二月十六日採納之行政人員購股權計劃；
「本集團」	指	本公司及其附屬公司；
「港元」	指	香港法定貨幣港元；
「香港聯交所」	指	香港聯合交易所有限公司；
「香港」	指	中國香港特別行政區；

「獨立董事委員會」	指	由全體獨立非執行董事組成之董事會獨立委員會；
「獨立財務顧問」或「新百利」	指	新百利有限公司，一家根據證券及期貨條例可從事第1類（證券買賣）、第4類（證券顧問）、第6類（企業融資顧問）及第9類（資產管理）受規管活動之持牌法團，亦為獨立董事委員會及獨立股東就該等合同之獨立財務顧問；
「獨立非執行董事」	指	本公司獨立非執行董事；
「獨立股東」	指	毋須在股東特別大會上就香格里拉決議案放棄投票之股東；
「合資合同」	指	合資各方於二零零六年六月一日訂立，有關合資公司之合資經營合同；
「合資公司」	指	天津嘉里房地產開發有限公司，一家於中國成立之外商獨資企業；
「合資各方」	指	甲方、乙方及丙方之統稱；
「嘉里控股」	指	嘉里控股有限公司，一家於香港註冊成立之公司，為本公司之控股股東；
「嘉里建設」	指	Kerry Properties Limited嘉里建設有限公司，一家於百慕達註冊成立之獲豁免有限公司，其股份在香港聯交所主板上市；
「嘉里建設集團」	指	嘉里建設及其附屬公司；
「嘉里建設決議案」	指	嘉里建設之獨立股東在嘉里建設之股東特別大會上通過有關確認、追認及批准該等合同及該等合同當中所述交易之決議案；

「KSL」	指	Kuok (Singapore) Limited，一家於新加坡註冊成立之公司，於最後實際可行日期持有AG 34.27%股份；
「最後實際可行日期」	指	二零零六年七月二十八日，即本通函付印前就確定本通函所載之若干資料之最後實際可行日期；
「上市規則」	指	香港聯交所證券上市規則；
「標準守則」	指	上市公司董事進行證券交易的標準守則，全文載於上市規則附錄十；
「新購股權計劃」	指	股東於二零零二年五月二十四日採納之新購股權計劃；
「甲方」	指	嘉里(天津)有限公司，一家於薩摩亞成立之公司，並由本公司間接全資擁有；
「乙方」	指	嘉里建設(天津)有限公司，一家於薩摩亞成立之公司，並由嘉里建設間接全資擁有；
「丙方」	指	Allgreen Properties (Tianjin) Pte. Ltd.，一家於新加坡成立之公司，並由AG全資擁有；
「中國」	指	中華人民共和國；
「項目地塊」	指	一幅位於中國天津市河東區六緯路(宗地編號為津北海1994-016號)面積約86,164平方米之地塊；
「重選決議案」	指	全體股東於股東特別大會上重選退任董事之決議案；
「退任董事」	指	於股東特別大會上退任之董事，彼合資格並願意按本公司之公司細則於股東特別大會上膺選連任；
「人民幣」	指	中國法定貨幣人民幣；
「香格里拉決議案」	指	獨立股東在股東特別大會上通過有關確認、追認及批准該等合同及該等合同當中所述交易之決議案；

「證券及期貨條例」	指	證券及期貨條例(香港法例第571章);
「坡元」	指	新加坡元，新加坡法定貨幣;
「新加坡交易所」	指	新加坡證券交易所有限公司;
「股份」	指	本公司股本中每股面值1.00港元之普通股股份;
「股份轉讓協議」	指	合資各方於二零零六年六月一日訂立，有關乙方及丙方同意從甲方分別收購合資公司註冊資本49%及31%權益(連同按比例之股東貸款)之股份轉讓協議;
「股東」	指	股份持有人;
「股東特別大會」	指	本公司將於二零零六年九月一日(星期五)上午十時正假座香港中環法院道太古廣場港島香格里拉大酒店三十九樓天窗廳舉行之股東特別大會，會上將提呈香格里拉決議案及重選決議案，大會通告載於本通函第50至51頁;
「平方米」	指	平方米;
「附屬公司」	指	具有(香港法例第32章)香港公司條例第2(4)條所賦予之涵義;
「美元」	指	美利堅合眾國法定貨幣美元;
「估值師」	指	世邦魏理仕有限公司，獲本公司委任為項目地塊進行估值之獨立專業估值師;及
「%」	指	百分比。

附註： 僅供說明用途，在本通函中以人民幣列示之金額已按1.00美元兌人民幣8.00元之匯率折算為美元；以港元列示之金額已按1.00美元兌7.75港元之匯率折算為美元；及以坡元列示之金額已按1.00美元兌1.585坡元之匯率折算為美元。



SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉（亞洲）有限公司*

（股份代號：00069）

執行董事：
郭孔錀先生（主席）
叶龍蜚先生（副主席）
Giovanni ANGELINI先生
雷孟成先生
吳士方先生

非執行董事：
郭雯光女士
何建源先生
李鏞新先生
Roberto V. ONGPIN先生
Alexander Reid HAMILTON先生†
黃啟民先生†
Timothy David DATTELS先生†
何建福先生（何建源先生之替任董事）

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及香港主要營業地點：
香港
中區
添美道一號
中信大廈
二十一樓

† 獨立非執行董事
* 僅供識別

敬啟者：

有關在中國天津市河東區合作發展地塊之
關連交易
及
重選退任董事

1. 緒言

本公司於二零零六年六月一日宣布，就透過合資公司在中國天津市河東區承建物業發展項目訂立股份轉讓協議及合資合同。

項目地塊由合資公司擁有，於緊接股份轉讓協議訂立前，該合資公司之註冊資本由甲方100%擁有。根據股份轉讓協議，甲方將分別向乙方及丙方轉讓其於合資公司註冊資本之49%及31%權益(連同按比例之股東貸款)。股份轉讓協議完成後，合資公司將分別由甲方、乙方及丙方按20%、49%及31%之比例擁有。

甲方、乙方及丙方乃分別為本公司、嘉里建設及AG之全資擁有附屬公司。根據上市規則，嘉里建設及AG被視為本公司之關連人士。因此，根據上市規則，訂立該等合同，對本公司而言構成關連交易。由於本公司於該等合同內之最高承擔超過本公司總資產及市值之2.5%，故該等合同須獲得獨立股東之批准。

獨立董事委員會已成立，以就有關該等合同向獨立股東提供意見。新百利已獲委任為獨立財務顧問，以就有關該等合同向獨立董事委員會及獨立股東提供意見。

本通函旨在為　閣下提供有關該等合同及上市規則所規定之其他資料之進一步詳情。本通函亦包含新百利致獨立董事委員會及獨立股東有關該等合同之意見書、獨立董事委員會致獨立股東有關該等合同之建議、項目地塊之獨立估值及股東特別大會通告。

2. 股份轉讓協議之詳情

日期： 二零零六年六月一日

訂約方： 甲方、乙方及丙方

註冊資本及總投資額： 緊接股份轉讓協議訂立前，合資公司之註冊資本人民幣486,502,250元(約60,812,781美元)由甲方100%擁有。甲方亦向合資公司授出股東貸款金額為12,683,990.80美元。

根據股份轉讓協議，合資公司之註冊資本及總投資額將分別增至人民幣1,507,500,000元(約188,437,500美元)及人民幣4,522,500,000元(約565,312,500美元)。

代價： 根據股份轉讓協議：

(a) 甲方將以代價人民幣313,137,850元（約39,142,231美元）向乙方轉讓其於合資公司註冊資本之49%權益，以及以代價約6,215,155.49美元轉讓按比例之股東貸款；及

(b) 甲方將以代價人民幣198,107,619元（約24,763,452美元）向丙方轉讓其於合資公司註冊資本之31%權益，以及以代價約3,932,037.15美元轉讓按比例之股東貸款。

代價須由乙方及丙方於股份轉讓協議之條件達成及股份轉讓協議生效後七個工作日內支付。

條件： 股份轉讓協議下之股權及債務轉讓須待(a)香格里拉決議案及嘉里建設決議案獲得通過、AG獨立股東之批准及須遵守相關交易所之規則；及(b)須獲得有關中國部門發出一切必需之批准；方能作實。倘上述任何條件未能於簽訂股份轉讓協議後18個月內達成，除非合資各方延長該期限，否則股份轉讓協議將無效。

3. 合資合同之詳情

日期： 二零零六年六月一日

訂約方： 甲方、乙方及丙方

業務範圍： 在項目地塊內從事酒店及綜合物業的開發、建設、經營和管理，其中包括服務式公寓、商業用房、辦公樓、住宅、商場及配套設施包括配套收費停車場的開發、建設、出售、出租、物業管理等並從事建築物內客房、娛樂、餐飲、購物等酒店及一切旅遊有關設施的經營及管理。

註冊資本： 緊接訂立股份轉讓協議前，合資公司之註冊資本為人民幣486,502,250元（約60,812,781美元）。根據股份轉讓協議，合資公司之註冊資本將增至人民幣1,507,500,000元（約188,437,500美元）。新增之註冊資本將由甲方、乙方及丙方分別按20%、49%及31%之比例出資。

最少20%之合資公司新增註冊資本（即不少於人民幣204,199,550元（約25,524,944美元））須由合資各方於合資公司獲發營業執照之日起三個月內出資。餘下註冊資本之繳付時間及金額由合資公司董事會根據項目之工程進度決定。

總投資額： 根據合資合同，總投資額為人民幣4,522,500,000元（約565,312,500美元）。根據合資合同，合資各方同意倘項目實施需增加總投資額，則增資後之合資公司總投資額不得超過人民幣5,000,000,000元（約625,000,000美元）。

除註冊資本出資外，其餘投資額將以合資公司自銀行或其他金融機構獲得之貸款撥付，該等貸款可由合資各方及／或彼等之母公司提供抵押或擔保（倘若貸款人要求），或透過合資各方向合資公司提供股東貸款方式撥付。合資各方及／或彼等之母公司（視情況而定）向合資公司或為其利益而提供之所有貸款或財務資助將在相同條款及條件下以個別基準按合資各方當時各自向合資公司之出資比例而作出。

期限：	由有關中國機構批准合資合同起計為期50年。然而，由於合資公司於一九九四年十二月二十三日成立，故此該期限開始日期可(視乎有關中國機構之批准)追溯至合資公司之成立日期。合資公司之期限可由合資各方經有關中國機構批准後延長。
董事會：	合資公司之董事會將由六位董事組成，其中一位須由甲方提名，三位須由乙方提名及兩位須由丙方提名。主席須由乙方提名，於贊成與反對票數相等時並無決定性投票權。
溢利分配：	溢利將按合資各方各自對合資公司註冊資本之出資比例向合資各方分派。
條件：	合資合同之履行須待取得有關中國機構發出一切所需批准後方能作實。倘合資各方於作出努力後仍未能取得有關中國機構發出之該等批准，則除非合資各方另有協定，否則合資合同將告終止。獲得上述批准之最長期限為簽訂合資合同後十八個月，惟合資各方予以延長則除外。 合資各方須待香格里拉決議案及嘉里建設決議案獲得通過、AG獨立股東之批准、以及須遵守相關交易所之規則，方須履行其各自於合資合同內之責任。

4. 該等合同之財務影響

目前預期甲方根據合資合同所需之資金將以根據股份轉讓協議之所得款項及本集團之內部現金儲備及／或銀行貸款撥付。

按合資合同之最高總投資額人民幣5,000,000,000元(約625,000,000美元)，甲方、乙方及丙方對合資公司之最高出資額預期分別為人民幣1,000,000,000元(約125,000,000美元)、人民幣2,450,000,000元(約306,250,000美元)及人民幣1,550,000,000元(約193,750,000美元)。

倘若甲方須承擔超逾上文所載其預期之最高出資額而支付予合資公司額外資金，有關該額外注資，本公司須遵守上市規則。

於股份轉讓協議完成後，合資公司將由甲方、乙方及丙方分別按20%、49%及31%之比例擁有，並終止為本公司之附屬公司，本公司將其於合資公司之投資視為於聯營公司之投資，並將根據權益會計法將合資公司之業績及財務狀況入賬。

5. 有關合資公司及項目地塊之資料

於股份轉讓協議完成後，合資公司之股權架構列示如下：


香格里拉
嘉里建設
AG
100%
100%
100%
甲方
乙方
丙方
20%
49%
31%
合資公司

合資公司是一家按照中國法律於一九九四年十二月二十三日在中國成立之有限公司。甲方購入所有合資公司權益之原成本約為60,407,000美元。

於二零零六年五月三十一日，合資公司按本公司會計政策調整後之未經審核資產淨值約為人民幣584,200,000元(約73,025,000美元)。

合資公司之主要資產為其於項目地塊之權益。項目地塊面積約為86,164平方米，可發展成為一個建築面積約為499,000平方米之綜合發展項目。項目地塊位於中國天津市河東區六緯路，海河東路以東、六緯路以西、六經路以南、保定橋延長線以北。項目地塊位於河東區，東臨海河，毗鄰河北、和平及河西三區，緊挨天津火車站、天津市濱海國際機場及港口與城市中心商業區。

合資公司按照下列條款獲授予項目地塊之土地使用權：(a)項目地塊用於商業及辦公樓，包括酒店（含服務式公寓）及公寓建設；及(b)商業和辦公樓土地使用權年期為50年，公寓土地使用權年期為70年，自領取中國國有土地使用證之日起計算。

甲方根據股份轉讓協議分別向乙方及丙方轉讓其於合資公司之49%及31%權益及按比例之股東貸款之代價，乃由合資各方經計及甲方、乙方及丙方各自所獲得之獨立估值，及參考合資公司之註冊資本及甲方向合資公司提供之現有股東貸款之面值後，按公平基準磋商釐定。

6. 訂立該等合同之理由

該等合同旨在使合資各方可將天津一幅地段發展成為一個綜合發展項目，現計劃包括（視乎市場情況而定）酒店、服務式公寓、辦公樓、住宅、商場、地庫及相關配套設施。發展項目之發展組合及各組成部分之擬建面積乃根據初步構思設計，有待進一步修改及修訂。該項目地塊之發展凝聚合資各方於酒店相關、商業、辦公樓及住宅項目之經驗、聲譽及專業知識，預期將提升股東價值及為本集團提供經常性收入。

該項目將分期發展，預期整個項目於七年內竣工。項目地塊之首期工程預期將於二零零六年第四季動工，並於二零零九年年底完工。

在符合上市規則之前提下，預期項目發展將由嘉里建設之一家附屬公司管理，而本公司之若干附屬公司將就酒店興建提供技術及市場推廣顧問服務。於酒店落成後，在符合上市規則之前提下，預期酒店將由本公司一家附屬公司管理。就此，本公司將會遵守上市規則之相關規定。

董事認為，天津乃中國發展最快之城市之一，並特別因為其毗鄰首都北京而受惠。根據中國政府近期發表之公布，中央政府正積極籌備發展天津之工作。該城市將成為中國新一輪發展策略規劃之關鍵地區。

考慮到項目地塊之擬發展規模與所涉及之現金承擔後，本集團相信，連同嘉里建設集團及AG集團參與發展項目地塊將對本集團有利。嘉里建設集團及AG集團

均為舉足輕重之物業集團，並於發展及管理大型綜合物業項目方面擁有豐富經驗及專業知識。本集團過往曾與嘉里建設集團及／或AG集團合作發展大型綜合物業，並且目前正與彼等合作發展於上海浦東之綜合項目。本集團與嘉里建設集團及AG集團合夥參與合資公司，將有助於本集團、嘉里建設集團及AG集團借助彼此之專業知識而互惠互利，以及締結緊密之合作關係。

董事經考慮該綜合發展項目內酒店部分之比例面積及發展成本、本集團之現金承諾及於合資公司之潛在影響，認為20%之參與率與本集團之業務目標一致。

7. 有關本公司、嘉里建設、AG及合資各方之資料

(a) 有關本公司及甲方之資料

甲方為本公司一家間接全資附屬公司。

本集團之主要業務為擁有及經營酒店及相關物業，以及提供酒店管理及相關服務。本公司之附屬公司於多個國家內亦為若干不同商標及服務標誌之註冊所有人，該等商標計有「香格里拉」、「Traders」、「Rasa」、「夏宮」及「香宮」及相關標記及標誌。

於最後實際可行日期，根據證券及期貨條例所披露，嘉里控股擁有1,263,073,372股股份及752,972,645股嘉里建設股份，分別約佔本公司及嘉里建設現有已發行股本之49.79%及61.46%，嘉里控股為本公司之控股股東。嘉里建設作為嘉里控股之附屬公司，在上市規則下為嘉里控股之聯繫人，因而為本公司之關連人士。

(b) 有關嘉里建設及乙方之資料

乙方為嘉里建設一家間接全資附屬公司。

嘉里建設集團之主要業務為(i)在香港、中國及亞洲太平洋地區進行物業發展及投資；(ii)物流、貨運及擁有及經營貨倉業務；(iii)在香港及中國進行與基建有關之投資；及(iv)在中國擁有及經營酒店。

(c) 有關AG及丙方之資料

丙方為AG一家全資附屬公司。

AG集團主要從事物業發展及投資、項目及物業管理及建材貿易。

AG之附屬公司為本公司擁有75%間接權益之一間附屬公司之主要股東，擁有其25%已發行股份，因此，AG在附屬公司層面為本公司之關連人士。

8. 上市規則之含義

根據上市規則，嘉里建設及AG被視作為本公司之關連人士。因此，根據上市規則，訂立該等合同對本公司而言構成關連交易。本公司於二零零五年十二月三十一日（即本公司上一次公布其經審核綜合財務報表之日）之綜合總資產經就截至二零零五年十二月三十一日止年度擬派發末期股息作出調整後為4,230,428,000美元，其市值（根據本公司股份於緊接該等合同日期前五個交易日之平均收市價計算）為36,561,305,306港元（約4,717,587,781美元）。由於本公司於該等合同內之最高承擔超過本公司總資產及市值之2.5%，故該等合同須獲得獨立股東之批准。

獨立董事委員會已成立，以就有關該等合同向獨立股東提供意見。新百利已獲委任為獨立財務顧問，以就有關該等合同向獨立董事委員會及獨立股東提供意見。

9. 推薦建議

經考慮新百利就該等合同及該等合同當中所述交易而作出之推薦建議及意見（載於本通函第19至35頁之「新百利有限公司函件」）後，獨立董事委員會認為該等合同之條款屬公平合理，而訂立該等合同及根據該等合同所載條款而進行該等合同當中所述交易，就本公司及獨立股東而言，乃符合本公司及其股東之整體利益。因此，董事（包括獨立非執行董事）認為該等合同之條款屬公平合理，而訂立該等合同及根據該等合同所載條款而進行該等合同當中所述交易，乃符合本公司及其股東之整體利益。

務請　閣下垂注本通函第17至18頁所載之「獨立董事委員會函件」（當中載有其致獨立股東之推薦建議），以及本通函第19至35頁所載之「新百利有限公司函件」（當中載有其就該等合同及該等合同當中所述交易致獨立董事委員會及獨立股東之意見）。

獨立董事委員會及新百利均建議獨立股東投票贊成將於股東特別大會上提呈之香格里拉決議案。

10. 要求以股數進行表決之程序

根據本公司之公司細則，惟受限於上市規則，於任何股東大會上提呈投票之決議案必須以舉手方式表決，除非於宣布舉手方式表決之結果時或之前或於撤回任何其他以股數方式投票表決之要求時：

(i) 本公司股東大會主席；或

(ii) 至少三位親身出席大會之股東或其正式授權之公司代表或其委任代表，彼等須為有權於本公司股東大會上投票之人士；或

(iii) 任何一名或多名親身出席大會之股東或其正式授權之公司代表或其委任代表，由其持有之投票權須不少於所有有權於本公司股東大會上投票之股東之總投票權之十分之一；或

(iv) 任何一名或多名親身出席大會之股東或其正式授權之公司代表或其委任代表，由其持有附有權利可於股東大會上投票之股份之已繳足金額總數相等於不少於附有有關權利之全部繳足股份總額之十分之一要求以股數方式投票表決。

此外，倘由(i)該股東大會主席及(ii)董事所持有之委任代表投票權合共佔該股東大會之總投票權5%或以上，以及倘以舉手方式表決任何決議案時該股東大會之表決結果與上述委任代表所指示者相反，則持有上述委任代表投票權之股東大會主席及／或任何董事必須要求以股數方式表決，除非以該等人士持有之總代表權而言，以股數表決顯然不會推翻舉手表決之結果。

11. 一般資料

召開股東特別大會之通告載於本通函第50至51頁。於股東特別大會上，將提呈香格里拉決議案以確認、追認及批准該等合同及該等合同當中所述交易及將提呈重選決議案以重選退任董事。

本通函隨附股東特別大會適用之代表委任表格。無論 閣下能否出席大會，務請將附奉之代表委任表格按其印列之指示填妥，並於股東特別大會指定舉行時

間四十八小時前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。填妥及交回隨附之代表委任表格後，　閣下仍可親身出席股東特別大會及在會上投票。

根據上市規則，於該等合同及該等合同當中所述交易中擁有重大權益之本公司任何關連人士及任何其他股東以及彼等各自之聯繫人將會就香格里拉決議案放棄投票。

下列人士(「棄權股東」)將會就香格里拉決議案放棄投票：

(i) 嘉里控股及其聯繫人，於最後實際可行日期擁有1,271,920,623股股份權益(佔所有已發行股份約50.14%)；

(ii) KSL及其聯繫人，於最後實際可行日期擁有95,443,343股股份權益(佔所有已發行股份約3.76%)；

(iii) 郭孔錀先生(為本公司及嘉里控股之共同董事)及其聯繫人，於最後實際可行日期擁有250,000股股份權益(佔所有已發行股份約0.010%)；

(iv) Giovanni ANGELINI先生(為本公司及嘉里控股之共同董事)及其聯繫人，於最後實際可行日期擁有100,000股股份權益(佔所有已發行股份約0.004%)；

(v) 李鏞新先生(為本公司及嘉里控股之共同董事)及其聯繫人，於最後實際可行日期擁有109,000股股份權益(佔所有已發行股份約0.004%)；

(vi) 叶龍蜚先生及雷孟成先生(為本公司及嘉里控股之共同董事)及彼等各自之聯繫人，於最後實際可行日期並無持有任何股份；及

(vii) 郭雯光女士(為本公司、KSL及AG之共同董事)及其聯繫人，於最後實際可行日期擁有452,063股股份權益(佔所有已發行股份約0.018%)。

在作出一切合理查詢後，就本公司所知，於最後實際可行日期：

(i) 棄權股東控制或有權控制彼等各自持有之股份之表決權；

(ii) (a)棄權股東概無訂立或受約束的任何股權信託或其他協議或安排或協商（徹底的股權出售除外）；及(b)棄權股東並無責任或權利，據此該等人士已經或可能已經將行使其持有之股份之表決權之控制權臨時或永久移交（不論是全面移交或按個別情況移交）予第三方；及

(iii) 棄權股東於本公司之實益持股權益與彼等在股東特別大會上將會控制或有權行使表決權之股份數目並無差異。

香格里拉決議案及重選決議案將以股數方式投票表決。

不論香格里拉決議案會否獲獨立股東通過及重選決議案會否獲股東通過，本公司將於股東特別大會結束後之營業日公布股東特別大會之結果。

務請　閣下垂注本通函附錄一所載之項目地塊物業估值及本通函附錄二及附錄三分別所載之退任董事詳情及一般資料。

此致

列位股東　台照

代表
香格里拉（亞洲）有限公司
主席
郭孔錀
謹啟

二零零六年八月七日



SHANGRI-LA ASIA LIMITED
(於百慕達註冊成立之有限公司)
香格里拉(亞洲)有限公司*
(股份代號：00069)

獨立董事委員會：
Alexander Reid HAMILTON先生
黃啟民先生
Timothy David DATTELS先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

* 僅供識別

敬啟者：

有關在中國天津市河東區合作發展地塊之
關連交易

吾等謹此提述本通函(本函件為其中一部分)。除文義另有所指外，本函件所用之詞彙與通函所定義者具有相同涵義。

獨立董事委員會已成立，以就(吾等認為)訂立該等合同及根據該等合同所載條款而進行該等合同當中所述交易是否符合本公司及其股東之整體利益，及該等合同之條款對本公司及獨立股東是否公平合理向獨立股東提供意見。新百利已就該等合同獲委任為獨立董事委員會及獨立股東之獨立財務顧問。

吾等務請　閣下垂注通函第19至35頁所載之「新百利有限公司函件」。吾等已考慮該等合同之條款、新百利之意見及通函第5至16頁「董事會函件」所載之其他因素。

經考慮「董事會函件」所載之資料及新百利之推薦建議及意見後，吾等認為該等合同之條款屬公平合理，而就本公司及獨立股東而言，訂立該等合同及根據該等合同所載條款而進行該等合同當中所述交易乃符合本公司及其股東之整體利益。因此，吾等建議獨立股東投票贊成將於股東特別大會上就該等合同及該等合同當中所述交易提呈為普通決議案之香格里拉決議案。

此致

列位獨立股東　台照

香格里拉(亞洲)有限公司
獨立董事委員會
Alexander Reid HAMILTON
黃啟民
Timothy David DATTELS
謹啟

二零零六年八月七日

以下為新百利致獨立董事委員會及獨立股東之意見函，以供載入本通函。



新百利有限公司
香港
中環
金融街8號
國際金融中心二期
22樓2201室

敬啟者：

有關在中國天津市河東區合作發展地塊之
關連交易

吾等已獲委任就有關透過合資公司在中國天津市河東區承建一項大型高檔綜合物業發展項目之股份轉讓協議及合資合同之條款，向獨立董事委員會及獨立股東提供意見。除文義另有所指外，本函件所用之詞彙與日期為二零零六年八月七日致股東之通函（「通函」）（本函件構成通函之一部分）所定義者具有相同涵義。

項目地塊由合資公司擁有，而該合資公司現時由 貴集團100%擁有而 貴集團並於二零零六年五月三十一日以已繳註冊資本及股東貸款於其之投資約為人民幣588,200,000元。根據股份轉讓協議，甲方（ 貴公司之一家間接全資附屬公司）將(a)以代價約為人民幣313,100,000元向乙方（嘉里建設之一家間接全資附屬公司）轉讓合資公司49%權益以及按比例之股東貸款約6,200,000美元；及(b)以代價約為人民幣198,100,000元向丙方（AG之一家全資附屬公司）轉讓合資公司31%權益以及按比例之股東貸款約3,900,000美元。股份轉讓協議完成後，合資公司之註冊資本及股東貸款將由甲方、乙方及丙方分別按20%、49%及31%之比例擁有。

根據股份轉讓協議，合資公司之註冊資本將增至人民幣1,507,500,000元（相等於約188,400,000美元）。新增之註冊資本將由甲方、乙方及丙方分別按20%、49%及

31%之比例注資。股份轉讓協議訂約方亦訂立合資合同以規管項目地塊發展，據此，合資公司之投資總額不得超逾人民幣5,000,000,000元（相等於約625,000,000美元）。

該等合同之詳情載於通函「董事會函件」內。於最後實際可行日期，嘉里控股擁有1,263,073,372股股份，佔香格里拉現有已發行股本約49.79%並為香格里拉之控股股東。嘉里建設作為嘉里控股之附屬公司，在上市規則下為嘉里控股之聯繫人，因而為香格里拉之關連人士。此外，AG之一家附屬公司為香格里拉擁有75%間接權益之一家附屬公司之主要股東，擁有其25%已發行股本，因此，AG在上市規則下亦為香格里拉之關連人士。因此，根據上市規則，訂立該等合同（即甲方轉讓合資公司80%權益及按比例之股東貸款以及甲方向合資公司注資及提供資金）對香格里拉而言構成關連交易。由於甲方於該等合同內之最高承擔（人民幣1,000,000,000元（相等於約125,000,000美元））超過香格里拉總資產及市值之2.5%，故該等合同須獲得獨立股東之批准。

嘉里控股、KSL及郭雯光女士及彼等各自之聯繫人均會在股東特別大會上放棄投票，會上有關批准該等合同之香格里拉決議案將以股數方式投票表決。香格里拉及嘉里控股之所有五位共同董事及彼等各自之聯繫人均會就香格里拉決議案放棄投票。於五位共同董事中，郭孔錀先生、Giovanni ANGELINI先生及李鏞新先生及彼等各自之聯繫人合共持有459,000股股份，佔香格里拉於最後實際可行日期已發行股本約0.018%。餘下兩位共同董事及彼等各自之聯繫人於最後實際可行日期則無持有任何股份。獨立董事委員會經已組成，成員為獨立非執行董事Alexander Reid HAMILTON先生、黃啟民先生及Timothy David DATTELS先生，以就該等合同之條款向獨立股東提供推薦建議。

新百利與香格里拉或其主要股東或任何與彼等一致行動或假定一致行動之任何人士概無關連，因此，被視為符合資格就該等合同提供獨立意見。除就此次聘任及其他類似之聘任而應支付予吾等之一般專業費用外，吾等概無訂立任何安排而據此自香格里拉或其主要股東或與彼等一致行動或假定一致行動之任何人士收取任何費用或利益。

於達致吾等之意見時，吾等已審閱（其中包括）股份轉讓協議、合資合同、合資公司截至二零零五年十二月三十一日止年度及截至二零零六年三月三十一日止三個月之經審核財務報表、合資公司截至二零零六年五月三十一日止之未經審核資產負債表（根據香格里拉會計政策予以調整後）、載有項目地塊於二零零六年五月三十一日之市值之物業估值報告（包括有關項目地塊業權之中國法律意見）、合資公司之

組織章程及天津市國土資源和房屋管理局(作為賣方)與合資公司(作為買方)於二零零五年十二月十四日就津北海1994-016號地塊訂立之天津市國有土地使用權出讓合同補充合同(二)(「補充土地出讓合同」)。吾等亦已視察項目地塊並與估值師討論估值之基準及假設。

吾等已徵求並獲得董事確認，吾等已獲提供所有重大有關資料，且所提供之資料及所表達之意見並無遺漏任何重大事實。吾等亦依賴由 貴集團董事及／或管理層所提供之資料、事實及發表之意見，並假設該等資料、事實及意見於彼等作出時、於通函日期及截至股東特別大會時在所有重大方面均屬真實、準確及完整。吾等認為已獲提供及審閱足夠資料以達致知情意見。吾等並無理由懷疑所獲提供資料之真實性及準確性或相信有任何重要資料被遺漏或隱瞞。然而，吾等並無對 貴集團或任何合資各方之業務狀況進行獨立調查。

主要考慮因素及理由

於達致吾等之意見時，吾等已考慮下列主要因素及理由：

(i) 訂立該等合同下關連交易之背景及理由

有關 貴集團之資料

貴集團之主要業務為擁有及經營酒店及相關物業，以及提供酒店管理及相關服務。 貴集團之若干成員公司於多個國家內亦為若干不同商標及服務標誌之註冊所有人，該等商標計有「香格里拉」、「Traders」、「Rasa」、「夏宮」及「香宮」及相關標記及標誌。

誠如香格里拉截至二零零五年十二月三十一日止年度之全年報告(「二零零五年年報」)所披露，於二零零五年十二月三十一日 貴集團擁有及管理三十五間酒店，管理十二間由第三方擁有之酒店及擁有一間非由 貴集團管理之酒店。 貴集團已推行多項計劃以發展(i)十六間酒店；(ii)一間現有酒店之第二期；(iii)一間根據經營租賃由 貴集團管理之酒店；及(iv)十四間根據管理合同由第三方擁有之酒店，及重新發展一間由 貴集團擁有及管理之酒店。

按二零零五年年報所披露，於二零零五年十二月三十一日 貴集團之綜合資產淨值約為2,630,000,000美元。於最後實際可行日期，香格里拉於彭博新聞社所報之市值約為39,021,600,000港元。

有關其他合資各方之資料

於股份轉讓協議完成後合資公司之股權架構及股東概要列示如下：

合資各方	最終／控股股東	持股百分比	合資各方名稱
甲方	香格里拉	20%	嘉里（天津）有限公司，香格里拉之一家間接全資附屬公司
乙方	嘉里建設	49%	嘉里建設（天津）有限公司，嘉里建設之一家間接全資附屬公司
丙方	AG	31%	Allgreen Properties (Tianjin) Pte. Ltd.，AG之一家全資附屬公司
		100%	

嘉里建設集團之主要業務為(i)在香港、中國及亞洲太平洋地區進行物業發展及投資；(ii)物流、貨運及擁有及經營貨倉業務；(iii)在香港及中國進行與基建有關之投資；及(iv)在中國擁有及經營酒店。按嘉里建設截至二零零五年十二月三十一日止年度之全年報告所述，嘉里建設之綜合資產淨值約為25,200,000,000港元（相等於約3,250,000,000美元）。於最後實際可行日期，嘉里建設於彭博新聞社所報之市值約為31,327,700,000港元。

AG集團主要從事物業發展及投資、項目及物業管理及建材貿易。AG及香格里拉透過彼等各自之附屬公司擁有東陵坊（一幢零售綜合大樓）、新加坡商貿飯店及東陵大廈（一幢辦公樓連零售綜合大樓）之權益。按AG截至二零零五年十二月三十一日止年度之全年報告所述，AG之綜合資產淨值約為1,839,000,000坡元（相等於約1,160,000,000美元）。於最後實際可行日期，AG於彭博新聞社所報之市值約為1,308,100,000坡元。

有關合資公司及項目地塊之資料

合資公司

合資公司是一家按照中國法律於一九九四年十二月二十三日在中國成立之有限公司。項目地塊為合資公司擁有之主要資產，根據授予合資公司之項目地塊之土地使用權，項目地塊的用途應為發展商業及辦公樓，包括酒店及公寓建設。甲方購入所有合資公司權益之原成本約為60,407,000美元。於二零零六年五月三十一日，合資公司之未經審核簡要資產負債表載於通函之29頁。

項目地塊

項目地塊由合資公司擁有。合資公司按照下列條款獲授予項目地塊之土地使用權：(a)項目地塊用於商業及辦公樓，包括酒店及公寓建設；及(b)自領取中國國有土地使用證之日起計算，商業和辦公土地使用權年期為50年，公寓使用權年期為70年。

項目地塊面積約為86,164平方米，可發展成為一個建築面積約為499,000平方米之綜合發展項目(包括酒店、服務式公寓、辦公樓、住宅、商場及相關配套設施)。項目地塊位於中國天津市河東區六緯路，海河東路以東、六緯路以西、六經路以南及保定橋延長線以北。

項目地塊位於河東區，東臨海河，毗鄰河北、和平及河西三區，緊挨天津火車站及市中心商業區。以下地圖顯示項目地塊之位置：


天津火車站
天津海關
肯德基
萬隆大廈

圖例

■ 項目地塊所在位置

項目地塊之發展計劃

該項目將分期發展，預期整個項目於七年內竣工。項目地塊之首期工程預期於二零零六年第四季動工，並於二零零九年年底完工。

預期項目發展將由嘉里建設之一家附屬公司管理，而香格里拉之若干附屬公司將就酒店興建提供技術及市場推廣顧問服務。根據集團管理層告知，於酒店落成後，預期酒店將由香格里拉之一家附屬公司管理。

天津乃中國發展最快之城市之一

董事認為，天津乃中國發展最快之城市之一，並特別因為其毗鄰首都北京而受惠。根據國家發展和改革委員會編製之報告，中國政府計劃撥出高達人民幣500,000,000,000元（相等於約62,500,000,000美元）之巨額投資發展天津，從而提升環渤海地區之整體經濟前景。

最近幾年，天津之外國直接投資額顯著增加。根據天津統計年鑒，外國直接投資金額由二零零三年之人民幣3,500,000,000元（相等於約440,000,000美元）增至二零零四年之人民幣5,600,000,000元（相等於約700,000,000美元），增長約60%。董事相信天津外國直接投資之增長將刺激該城市對高質素酒店、公寓、商店及辦公樓之需求。吾等預期項目地塊將為 貴集團提供平台，讓 貴集團受惠於市場未來對天津該等產業的需求增長。

訂立該等合同之理由

誠如二零零五年年報所述，亞太地區，特別是中國，仍將為 貴集團業務增長之主要來源及資本投資之重點。 貴集團將繼續增加其在中國擁有及經營之物業數量，輔之以第三方擁有酒店之管理合同。於 貴集團預期將於二零零六年底至二零一一年開設之興建中、重新發展及租賃之十八間酒店之中，十四間酒店位於中國。

根據該等合同，合資各方計劃建造一個包括（視乎市場情況而定）酒店、服務式公寓、辦公樓、住宅、商場、地庫及相關配套設施之綜合發展項目。發展項目之發展組合及各組成部分之擬建面積乃根據初步構思設計，有待進一步修改及修訂。董事認為凝聚合資各方於酒店相關、商業及住宅項目之經驗、聲譽及專業知識為該項目地塊之發展提供合適夥伴關係。董事亦認為 貴集團很可能會採用此合夥模式於 貴集團日後於中國之大型高檔綜合發展項目。

中國政府近期實行額外的一系列宏觀經濟調控措施以減慢若干產業(包括房地產業)之增長速度。然而，項目地塊首期僅預期於二零零九年底建成，董事對中國高檔綜合發展項目之長遠前景仍然保持樂觀。

考慮到項目地塊之規模與所涉及之現金承擔後， 貴集團管理層相信，與嘉里建設集團及AG集團一同參與發展項目地塊將為有利。嘉里建設集團及AG集團均為舉足輕重之物業集團，並於發展及管理大型綜合物業項目方面擁有豐富經驗及專業知識。 貴集團過往曾與嘉里建設集團合作發展大型綜合物業，包括多項辦公樓、酒店、服務式公寓及商場，例如位於北京之嘉里中心。 貴集團目前正與AG集團及嘉里建設集團合作發展於上海浦東之綜合項目，詳情載於香格里拉二零零六年一月二十三日之通函內。 貴集團亦與嘉里建設集團合作發展於上海靜安區之另一個綜合項目，詳情載於香格里拉二零零四年五月三十一日之通函內。

貴集團所投資、經營及管理之酒店一向維持高水平之建築規格。鑒於嘉里建設集團及AG集團擁有豐富之物業發展經驗，且 貴集團過往與嘉里建設集團及AG集團成功合作發展多項綜合發展項目，香格里拉管理層有信心興建於項目地塊上之酒店之建築水準將達致 貴集團規定之標準。

考慮到二零零三年受嚴重急性呼吸系統綜合症對酒店收益之影響， 貴集團已於合適地點及條件下增加參與綜合發展項目，從而減低 貴集團對酒店收入之依賴。董事認為項目地塊適合發展包括辦公樓及住宅大廈、服務式公寓、酒店及零售商場之綜合項目。董事認為，透過在綜合發展項目內提供較全面之酒店、住宅及商業物業之服務，酒店入住率及其他相關業務或會得到提升，因為租戶之僱員及其業務聯繫人士傾向使用酒店內之設施。綜合發展項目亦會對酒店之餐飲業務有利。

項目地塊目前由　貴集團100%擁有，但如上所述，現更傾向於作為合資一方參與大城市主要地段之綜合發展項目，而非單一酒店項目。20%之權益約相當於酒店應佔之綜合發展項目成本比例。於釐定20%之合資公司投資比例時，董事已考慮　貴集團之現金承擔、其於合資公司之潛在影響及股份轉讓協議完成後合資公司之業績及財務狀況可以在　貴集團之財務報表中按權益會計法列賬之事實。由於已有　貴集團與嘉里建設集團及AG集團於綜合物業發展項目方面過往業務合作成功的印證，吾等認為嘉里建設集團及AG集團乃　貴集團合適之合資夥伴。吾等亦認為20%之參與率與　貴集團之業務目標一致。

(ii) 股份轉讓協議之主要條款

項目地塊之估值

合資公司之主要資產為其於項目地塊之權益。甲方根據股份轉讓協議分別向乙方及丙方轉讓其於合資公司之49%及31%權益及按比例之股東貸款之代價，乃由合資各方經計及甲方、乙方及丙方各自所獲得之獨立估值，及參考合資公司之註冊資本及甲方向合資公司提供之現有股東貸款之面值後，按公平基準磋商釐定。

根據世邦魏理仕有限公司編製載於通函附錄一之估值報告，項目地塊於二零零六年五月三十一日之估值(「獨立估值」)為人民幣1,223,000,000元(相等於約152,900,000美元)。

吾等已視察項目地塊並與估值師就估值之基礎及假設進行討論，並認為該等基礎及假設於項目地塊估值乃為恰當。

股份轉讓協議之代價

項目地塊目前由 貴集團100%擁有。股份轉讓協議之主要條款載列如下：

	將由乙方（嘉里建設）支付之轉讓代價 (A) 人民幣百萬元	將由丙方 (AG)支付之轉讓代價 (B) 人民幣百萬元	將由甲方（香格里拉）收取之轉讓代價 (A)+(B) 人民幣百萬元
轉讓代價：			
一於合資公司之權益	313.1	198.1	**511.2**
一合資公司之股東貸款	約49.8 (6,200,000美元)	約31.5 (3,900,000美元)	**約81.3** **(10,100,000美元)**
總金額	**約362.9**	**約229.6**	**約592.5**

代價須由乙方及丙方於股份轉讓協議之條件達成及股份轉讓協議生效後七個工作日內支付。

下表所列為於二零零六年五月三十一日(即緊接股份轉讓協議日期之前一天)根據中國會計準則編製之未經審核的合資公司簡要資產負債表：

	於二零零六年五月三十一日 人民幣百萬元
項目地塊	553.4
其他資產及負債(包括所有資本化之成本)	35.6
	589.0
資金：	
欠甲方之股東貸款(12,683,990.80美元)	101.7
甲方支付之超額資本	0.8
註冊資本(全數繳足)	486.5
	589.0

附註：大部分其他資產及負債由現金及銀行存款約人民幣34,600,000元組成。

經與香格里拉管理層討論，轉讓代價由：(i)項目地塊之協定估值人民幣1,228,000,000元(相等於約153,500,000美元)；及(ii)由甲方對合資公司之資本出資及股東貸款而釐定。記錄於合資公司賬目之項目地塊成本為截至二零零六年五月三十一日已支付予天津市國土資源和房屋管理局之地價。為數人民幣522,000,000元之項目地塊地價(「未付地價」)於最後實際可行日期根據補充土地出讓合同尚未支付，並依照中國會計準則未記入合資公司賬目。

根據以下(i)及(ii)，項目地塊之價值應予上調約人民幣152,600,000元(「升值調整」)，由以下差額呈列：

(i) 項目地塊增值人民幣674,600,000元，即於二零零六年五月三十一日項目地塊之協定價值人民幣1,228,000,000元與於二零零六年五月三十一日項目地塊賬面值人民幣553,400,000元之差額；及

(ii) 未付地價人民幣522,000,000元。

下表所列為於二零零六年五月三十一日(即緊接股份轉讓協議日期之前一天)合資公司股本之轉讓代價之基礎：

	於二零零六年五月三十一日	
	投資價值	**股東貸款**
	人民幣百萬元	百萬美元
甲方(香格里拉)於合資公司現時所持有權益**(A)**	486.5	12.7
加：升值調整**(B)**	152.6	不適用
於二零零六年五月三十一日之價值((A)+(B)=(C))	**639.1**	**12.7**
－乙方(嘉里建設)將購入之49%權益**(C) x 49%**	313.1	6.2
－丙方(AG)將購入之31%權益**(C) x 31%**	198.1	3.9

由於(i)用作計算股本轉讓代價之項目地塊之協定估值人民幣1,228,000,000元略高於獨立估值人民幣1,223,000,000元；及(ii)由合資公司欠甲方之股東貸款將按持股比例等值分配至乙方與丙方兩者，吾等認為按股份轉讓協議所定之轉讓代價乃公平與合理。

(iii) 合資合同之主要條款

註冊資本、總投資及融資安排

緊接股份轉讓協議訂立前，合資公司之註冊資本約為人民幣486,500,000元。根據股份轉讓協議，合資公司之註冊資本將增至人民幣1,507,500,000元(「註冊資本出資」)。新增之註冊資本將根據合資合同由甲方、乙方及丙方分別按20%、49%及31%之比例注資。

最少20%之合資公司註冊資本增加部分(即不少於人民幣204,200,000元)須由合資各方於合資公司獲發營業執照之日起3個月內以現金方式出資。餘下註冊資本(即人民幣816,800,000元)之繳付時間及金額由合資公司董事會根據項目之工程進度決定。

根據合資合同，總投資額為人民幣4,522,500,000元(「總投資額」)。此外，合資各方同意倘項目實施期內需增加總投資額，則增資後之合資公司總投資額不得超過人民幣5,000,000,000元(「最高出資額」)。

除註冊資本外，其餘投資額將以合資公司自銀行或其他金融機構獲得之貸款撥付，該等貸款可由合資各方及／或彼等之母公司提供抵押或擔保(倘若貸款人要求)，或透過合資各方向合資公司提供股東貸款方式撥付。合資各方及／或彼等之母公司(視情況而定)向合資公司或為其利益而提供之所有貸款或財務資助將在相同條款及條件下以個別基準按合資各方當時各自向合資公司之出資比例而作出。吾等認為資本出資及以個別基準按合資各方對合資公司之出資比例向合資公司就任何財務資助提供擔保乃符合一般慣例。

下表所列為根據股份轉讓協議及合資合同由合資各方分別所作之出資：

	甲方 (香格里拉)	乙方 (嘉里建設)	丙方 (AG)	總額
完成股份轉讓協議後於合資公司持股百分比(%)	20%	49%	31%	**100%**
完成股份轉讓協議後於合資公司註冊資本之按比例權益(**A**)(人民幣百萬元)	97.3	238.4	150.8	**486.5**
完成股份轉讓協議後已提供之股東貸款(**B**)(人民幣百萬元)	20.4	49.8	31.5	**101.7**

	甲方（香格里拉）	乙方（嘉里建設）	丙方(AG)	總額
額外現金出資：				
－20%（於合資公司獲發營業執照之日起三個月內）(C)（人民幣百萬元）	40.8	100.1	63.3	**204.2**
－80%（時間由合資公司董事會決定）(D)（人民幣百萬元）	163.4	400.2	253.2	**816.8**
額外承擔至總投資額(E)（人民幣百萬元）	582.6	1,427.5	903.2	**2,913.3**
額外承擔至最高出資額(F)（人民幣百萬元）	95.5	234.0	148.0	**477.5**
總額((A)+(B)+(C)+(D)+(E)+(F))（人民幣百萬元）	**1,000.0**	**2,450.0**	**1,550.0**	**5,000.0**

附註：上述出資包括緊隨完成股份轉讓協議後合資公司結欠合資各方各自之股東貸款。

溢利分享

根據合資合同之條款，溢利將按合資各方各自對合資公司註冊資本之出資比例向合資各方分派。

合資公司之管理

合資公司之董事會將由六位董事組成，其中一位須由甲方提名，三位須由乙方提名及兩位須由丙方提名。主席須由乙方提名，於贊成與反對票數相等時並無決定性投票權。吾等認為合資公司董事會之結構乃反映合資各方對合資公司的各自出資比例。

優先購買權

根據合資合同條款，在其他合資方享有優先購買權之規限下，並須待獲得中國政府機關發出一切所需批准後，合資各方均可轉讓、轉移或交付其於合資公司之全部(而非部分)股權。倘若有合資方欲轉讓其於合資公司之所有股權予任何由該合資方控制、控制該合資方或與該合資方處於同一控制下之公司，則其他合資方將無優先購買權並被視作同意該轉讓。

依吾等之見，上述規定乃屬正常。

(iv) 對　貴集團現金流量之影響

根據合資合同及上述(iii)分節所示列表，　貴集團需要即時為合資公司註冊資本作出之出資額約人民幣40,800,000元(即註冊資本出資增額部分之首20%)，有關金額將全數從股份轉讓協議所得款項總額約人民幣592,500,000元中撥付。對　貴集團現金流量之影響詳載如下：

	人民幣百萬元
額外出資	
一註冊資本之出資增額部分之20%	40.8
一註冊資本之出資增額部分之80%	163.4
一額外承擔至總投資額	582.6
小計	786.8
減：收取乙方及丙方之代價	(592.5)
額外承擔淨額至總投資額	194.3
額外承擔至最高出資額	95.5
額外承擔淨額至最高出資額	289.8

根據二零零五年年報，於二零零五年十二月三十一日，　貴集團流動資產淨值約為73,700,000美元(相等於約人民幣589,600,000元)，包括現金及現金等價物約276,000,000美元(相等於約人民幣2,200,000,000元)。此外，　貴集團於截至二零零五年十二月三十一日止年度產生經營現金流入淨值約212,700,000美元(相等於約人

民幣1,700,000,000元）。於註冊資本出資後，根據合資合同，合資公司亦獲准就發展項目地塊之未來出資獲得外來融資。合資各方預期將於二零零六年至二零零七年整段期間按項目地塊之發展進度而對合資公司出資。根據上述資料及 貴集團現時可應用之財務資源及現金流量狀況，吾等認為 貴集團將擁有足夠財務資源以應付其對合資公司之資本出資。

合資各方預期合資公司將透過銀行或其他金融機構取得貸款連同由合資各方（或彼等安排之第三方）個別提供之抵押或擔保，而獲得大部分所需資金以履行其注資責任。而預售項目地塊上之辦公樓若干單位亦可產生現金流量。因此，預計合資公司在很大程度上可自行滿足財務需要，而 貴集團於對合資公司註冊資本出資後毋需對其另行出資（就融資安排提供抵押或擔保除外）。

(v) 對 貴集團業績之影響

於股份轉讓協議完成後，預期 貴集團將其於合資公司之投資視為於聯營公司之投資並根據權益會計法將合資公司之業績及財務狀況入賬。由於股份轉讓協議之代價乃基於上文第(ii)分節所述協定估值人民幣1,228,000,000元（接近香格里拉於二零零六年五月三十一日之未經審核綜合賬目中該項目地塊之賬面價值），目前預計於股份轉讓協議完成時 貴集團將錄得淨收益約3,500,000美元。

上述出售於合資公司80%權益所得收益約3,500,000美元僅佔 貴集團於二零零五年十二月三十一日之綜合資產淨值約2,630,000,000美元約0.13%，或佔 貴集團於截至二零零五年十二月三十一日止年度之綜合純溢利約151,000,000美元約2.3%。

由於項目地塊之開發將需要數年時間，其對 貴集團近期公布之盈利將不會產生重大影響。

討論

貴集團乃亞洲豪華酒店之主要擁有者及經營者。該等酒店（尤其位於渡假勝地之酒店）大部分為「單獨項目」，而其他則為綜合發展項目之一部分，包括就本項目而言，除酒店以外另有辦公樓、服務式公寓及零售項目。此種模式在大城市日漸盛行。董事認為此種模式有相當大之優勢，包括可為酒店吸引顧客及分散 貴集團之風險。吾等同意此評估。鑒於上述原因，吾等亦認為就本事項而言，以20%之比例參與合資公司乃屬適當。

貴集團一直致力於擴大其於中國各主要城市之酒店網絡覆蓋率。 貴集團亦已在中國展開發展多家新酒店之計劃。 貴集團現時之酒店網絡已經覆蓋中國大部分主要城市，包括：北京、上海、深圳、武漢、大連、杭州、青島、瀋陽、西安、中山、福州、北海、長春及哈爾濱。然而，此乃 貴集團於天津這一發展迅速且有重要戰略地位之城市首個豪華酒店綜合設施項目，這將填補其酒店網絡當中之缺口。

董事認為天津乃中國發展最快的城市之一，尤其得益於其靠近首都北京之地理位置及受惠於其經濟快速增長。 貴集團已進駐北京市場，現已有四間酒店於當地經營。吾等認為位於天津市黃金地段之一的項目地塊應該能夠為 貴集團提供一個繼續擴大其於主要城市之酒店網絡覆蓋範圍之良機。

考慮到合資各方過往成功合作之經驗，吾等認為 貴集團與嘉里建設集團及AG集團合作共同開發此一資金規模預計約為人民幣5,000,000,000元之項目乃屬適當之舉。吾等認為合資合同之條款乃屬於標準條款類型。股份轉讓協議之代價乃基於合資公司經調整後資產淨值，充份反映項目地塊現時之估值。按照吾等之意見，貴集團之按比例出資承擔不會立即對 貴集團之財務、流動資金或負債狀況造成壓力。

意見及建議

經考慮上述主要因素及理由，吾等認為該等合同之條款就香格里拉及獨立股東而言乃屬公平及合理，而訂立該等合同及該等合同當中所述交易乃符合香格里拉及其股東之整體利益。因此，吾等建議獨立董事委員會推薦(且吾等亦推薦)獨立股東投票贊成將於股東特別大會上提呈以批准該等合同及該等合同當中所述交易之普通決議案。

此致

香格里拉(亞洲)有限公司
獨立董事委員會及列位獨立股東 台照

代表
新百利有限公司
董事總經理
莊棣盛
謹啟

二零零六年八月七日

CBRE
CB RICHARD ELLIS
世邦魏理仕

世邦魏理仕有限公司

34/F Central Plaza
18 Harbour Road
Wanchai, Hong Kong
T 852 2820 2800
F 852 2810 0830
香港灣仔港灣道十八號中環廣場三十四樓
電話 852 2820 2800 傳真 852 2810 0830
www.cbre.com.hk
地產代理（公司）牌照號碼
Estate Agent's Licence No.C-004065

敬啟者：

關於：在中國天津市河東區海河東路以東、六緯路以西、六經路以南及保定橋延長線以北之發展地塊土地使用權之估值

吾等謹提述香格里拉（亞洲）有限公司（「貴公司」）最近向吾等作出之指示，就上述於中華人民共和國（「中國」）之物業權益進行估值。吾等確認，吾等已作出有關調查及諮詢，並取得吾等認為必要之有關進一步資料，以便向 閣下提供吾等對該物業權益於二零零六年五月三十一日之市值之意見。

於評估該物業權益價值時，吾等已遵守香港聯合交易所有限公司頒布之證券上市規則（「聯交所上市規則」）第5章及應用指引第12項，並符合香港測量師學會（「香港測量師學會」）刊發之香港測量師學會物業估值準則（二零零五年第一版）所載之所有規定。

吾等之估值乃以市值為基準，根據香港測量師學會所下定義，市值乃指「經適當推銷後，自願買家與自願賣家於估值日就物業進行公平交易之估計交易金額，而雙方乃在知情、審慎及並無強迫之情況下自願進行交易。」

於評估該物業權益價值時，吾等已參考市場上可比較證據以就該物業權益估值。

吾等乃以「海外顧問」身份編製估值，並假設業主於公開市場出售物業，而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似安排之利益或負擔，以影響該物業之價值。

吾等進行估值時，並無考慮該物業所欠付之任何抵押、按揭或債項，亦無考慮出售時可能產生之任何開支或税項。除另有説明外，吾等假設該物業不附帶可影響其價值之繁重產權負擔、限制及支銷。

吾等頗大程度上倚賴由指示方所提供之資料，並已接納吾等所獲提供有關租期、規劃批文、法定通告、地役權、地塊面積及所有其他相關事宜之意見。吾等並無進行實地量度。估值證書所載之尺寸、量度及面積乃依據吾等之文件內所載資料，因此僅為約數。吾等無理由懷疑　貴公司向吾等提供之重要估值資料之真確性及準確性。吾等亦獲通知，提供予吾等之資料並無遺漏任何重大事實。

吾等對該物業估值時，假設業主擁有不受干擾之權利使用及轉讓該物業權益已獲授之全部土地使用權。吾等對該物業權益之估值，乃假設該物業權益於已獲授土地使用權之整個未滿年期內可自由出售及轉讓予當地及／或海外買家而毋須向有關當局繳付任何出讓金。

吾等已獲提供有關該物業之業權文件副本，然而，基於中國土地註冊制度之性質使然，吾等不能安排就物業業權進行查冊，亦無細察所有文件正本以核實所有權及產權負擔，或確定未有顯示於吾等所獲提交之副本內之其後修訂（如有）。吾等倚賴　貴公司之法律顧問方達律師事務所就中國法律及有關該物業所有權及產權負擔所提供之意見。

吾等已就本估值而視察該物業。吾等並無進行實地量度以核實該物業之地塊面積為正確，並假設於該等文件內顯示之地塊面積及提交予吾等之官方位置圖均屬正確。於視察期間，吾等並無進行實地調查，以確定土地狀況及設施等是否適合任何未來發展。吾等之估值乃假設該等方面均符合要求。本報告並無考慮因過往用途而可能已造成之污染或土地污染（如有）。

吾等亦無進行考古、生態或環境調查。吾等之估值乃假設該等方面均符合要求，且在建築期間不會因該等方面或考古或生態事宜引起任何額外開支或延誤。

吾等茲隨函附奉估值證書。

此致

香港
中區
添美道一號
中信大廈二十一樓
香格里拉(亞洲)有限公司
列位董事　台照

代表
世邦魏理仕有限公司
估值及諮詢服務部
董事
梁沛泓
MHKIS MRICS RPS (GP)
謹啟

二零零六年八月七日

附註：梁沛泓先生為註冊專業測量師(產業測量)，亦為香港測量師學會會員及皇家特許測量師學會會員。彼於中國積逾10年估值經驗。

估值證書

物業	概況及租期	佔用詳情	於二零零六年五月三十一日現況下之資本值
在中國天津市河東區海河東路以東、六緯路以西、六經路以南及保定橋延長線以北之發展地塊土地使用權	該物業包括一幅地塊面積約86,164.3平方米之發展土地(包括7,540.5平方米之公眾休憩用地)。 該地塊之擬定發展項目包括一間酒店(包括服務式套房)、辦公樓、公寓、商場及相關配套設施。該擬定發展項目之最高核准地上建築面積約為499,000平方米。 該物業之土地使用權年期為50年作商業和辦公樓用途及70年作公寓用途，全於獲發有關國有土地使用權證開始計算。	該地塊現時空置。	人民幣1,223,000,000元(人民幣拾貳億貳仟叁佰萬元)

附註：

1. 根據天津市國土資源和房屋管理局(「天津土地局」)與天津嘉里房地產開發有限公司(「天津嘉里」)於二零零五年十二月十四日就津北海1994-016號地塊(「舊地段」)訂立之天津市國有土地使用權出讓合同補充合同(二)(「土地使用權合同」)，該地塊已按(其中包括)下列主要條款及條件批授予天津嘉里：

代價	:	交還舊地段及支付土地出讓金人民幣870,000,000元
土地用途	:	商業及辦公樓，包括酒店(包括服務式套房)及公寓用途
核准建築面積	:	不超過499,000平方米，包括不少於1,500平方米之公共電表房。公寓佔地不得超過該發展項目整體地上建築面積之42%。
建築規約	:	須於二零一三年八月三十日或之前完成

2. 吾等獲告知，天津嘉里之合法擁有人嘉里(天津)有限公司為 貴公司一間間接全資附屬公司。

3. 有關嘉里(天津)有限公司，嘉里建設(天津)有限公司和Allgreen Properties (Tianjin) Pte. Ltd.簽訂之合資合同之主要條款及合資各方之責任，請參閱於香格里拉(亞洲)有限公司日期為二零零六年八月七日之通函中所載「董事會函件」內之「合資合同之詳情」一段。

4. 根據吾等所獲提供資料，業權及主要批文和執照批授之狀況如下：

國有土地使用權出讓合同	有
土地使用權證	不適用
建設用地規劃許可證	不適用
建設工程規劃許可證	不適用
建設施工許可證	不適用
營業執照	有

5. 中國法律顧問之意見指出：

(a) 天津嘉里已正式註冊成立為外商投資企業。嘉里(天津)有限公司為天津嘉里100%股權之合法擁有人；

(b) 該地塊乃國有土地，根據法律顧問向天津土地局所作之產權查詢，該地塊上不存在其他所有權人或土地使用權人；

(c) 天津土地局根據中國法律有權出讓該地塊之土地使用權給土地使用者；

(d) 天津市政府已批准將該地塊出讓給天津嘉里，而天津土地局則基於該批准，簽署了土地使用權合同；及

(e) 土地使用權合同構成雙方當時人之間有效和具可執行力的協議。天津嘉里在履行土地使用權合同項下的義務後(包括但不限於及時和全額付清土地出讓金後)，有權取得和擁有該地塊已獲授之土地使用權，概無任何其他法律障礙或妨礙致使天津嘉里未能取得土地使用權證。天津嘉里一經取得該地塊的土地使用權證後，就應成為該地塊之土地使用權之合法擁有者。

6. 吾等已根據下列假設編製吾等之估值：

(a) 天津嘉里已收購該物業及擁有該物業之正式業權。其繼而將有權轉讓該物業連同其土地使用權之尚餘年期予當地及海外買家，而毋須支付額外土地出讓金或其他應付予有關機構之繁重款項；及

(b) 所有土地出讓金、徙置及公用設施供應成本已獲全數結清。

1. 背景

茲提述本公司日期為二零零六年六月三十日之公布(「該公布」)，本公司於該公布中宣布，蘇慶贊先生已提出辭任獨立非執行董事一職，於二零零六年七月一日生效。他亦已辭任董事會之審核委員會成員及董事會之薪酬委員會成員，於二零零六年七月一日生效。本公司於該公布中宣布，委任黃啟民先生為獨立非執行董事、董事會之審核委員會成員及董事會之薪酬委員會成員，於二零零六年七月一日生效。

根據本公司之公司細則第102條，黃啟民先生將於股東特別大會上退任，屆時將合資格於股東特別大會上膺選連任。

2. 退任董事之詳情

以下為根據上市規則第13.51(2)條之規定所需之退任董事資料：

黃啟民先生

黃啟民先生，現年56歲，是一位於審計、上市集資及電腦審計方面擁有三十二年經驗之會計師。在一九九九至二零零三年間，他是聯交所創業板上市委員會成員。黃先生在二零零五年六月三十日退任香港羅兵咸永道會計師事務所(「羅兵咸永道」)的合夥人。他現時是一家慈善機構利豐(1906)慈善基金有限公司的行政總裁及一家提供商業服務之機構卓佳專業商務有限公司的資深顧問。黃先生亦服務於多個政府委任之委員會及非牟利機構之董事局。於過去三年他並沒有於上市公司擔任董事職務。

黃先生於香港大學取得物理學學士學位及於香港中文大學取得工商管理學碩士學位，並為英國特許公認會計師公會資深會員及香港會計師公會資深會員。

羅兵咸永道現為本集團提供核數服務。自黃先生於二零零五年六月三十日自羅兵咸永道退休後，黃先生與羅兵咸永道已辦妥其財務安排，自此，黃先生於羅兵咸永道再無財務權益。黃先生符合上市規則第3.13條有關獨立性之規定。

黃先生並無持有根據證券及期貨條例第XV部所指之股份權益，亦無與本公司之任何董事、高層管理人員、主要股東或控股股東有任何關係。

黃先生擔任獨立非執行董事、董事會之審核委員會成員及董事會之薪酬委員會成員將可獲得以下酬金，該等酬金已於二零零六年五月二十四日所舉行之股東週年大會上獲得股東批准：

董事酬金：	每年150,000港元，此付款受限於董事會(或已授權之董事會委員會)絕對認為合適之條款(包括關於截至二零零六年十二月三十一日止年度內按比例計算)。
出任審核委員會成員之酬金：	每年不超過100,000港元，其中50,000港元是聘請費而另外不超過50,000港元之款項則以他出席於二零零六年內舉行之審核委員會會議之實際出席率計算，並受限於董事會絕對認為合適之其他條款。
出任薪酬委員會成員之酬金：	每年50,000港元

除上文所披露外，概無有關黃先生之任何其他事宜需要通知股東，亦無任何根據上市規則第13.51(2)條之規定而須予披露之資料。

3. 推薦建議

經考慮到退任董事之背景及獨立性後，董事認為，重選退任董事符合本公司及股東之最佳利益。因此，董事建議所有股東投票贊成重選決議案。

1. 責任聲明

本通函乃遵照上市規則提供有關本公司之資料。董事就本通函所載資料共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信：

(a) 本通函所載資料在各重大方面均屬準確完備，且在各重大方面並無誤導；

(b) 本通函並無遺漏任何事宜，致使本通函所載任何內容在任何重大方面有所誤導；及

(c) 本通函內所表達之所有意見乃經審慎周詳考慮後始行作出，且以公平合理之基礎及假設為依據。

2. 董事之權益披露

於最後實際可行日期，根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所（包括根據該證券及期貨條例規定董事擁有或被視為擁有之權益及淡倉），或根據證券及期貨條例第352條規定本公司須予存置之登記冊內記載，或根據標準守則須通知本公司及香港聯交所之資料，各董事於本公司或其任何相聯法團之股份、相關股份及債權證中擁有之權益及淡倉如下：

於本公司及相聯法團股份之好倉

公司名稱	董事姓名	股份類別	所持股份數目					於最後實際可行日期所佔有關公司已發行股本總額之百分比
			個人權益（附註1）	家屬權益	公司權益	其他權益	總計	
本公司	郭孔鍮先生	普通股	230,000	–	20,000（附註2）	–	250,000	0.010%
	Giovanni ANGELINI先生	普通股	100,000	–	–	–	100,000	0.004%
	郭雯光女士	普通股	151,379	192,011（附註3）	108,673（附註5）	–	452,063	0.018%

公司名稱	董事姓名	股份類別	所持股份數目 個人權益 (附註1)	家屬權益	公司權益	其他權益	總計	於最後實際可行日期所佔有關公司已發行股本總額之百分比
本公司	何建源先生	普通股	317,475	–	104,205,928 (附註4)	–	104,523,403	4.120%
	何建福先生 (何建源先生之替任董事)	普通股	–	–	104,205,928 (附註4)	–	104,205,928	4.108%
	李鏞新先生	普通股	109,000	–	–	–	109,000	0.004%
相聯法團								
Shangri-La Hotels (Malaysia) Berhad	郭雯光女士	普通股	–	–	10,000 (附註5)	–	10,000	0.002%
Shangri-La Hotel Public Company Limited	雷孟成先生	普通股	10,000	–	–	–	10,000	0.008%

附註：

1. 此等股份由有關董事以實益擁有人身份持有。

2. 此等股份代表一家受控制公司之權益。

3. 此等股份由有關董事之配偶持有。

4. 67,600,329股股份透過由何建源先生及何建福先生各自控制33.33%權益之公司持有。

   4,165,848股股份透過一家由何建源先生及何建福先生各自控制21.88%權益之公司持有。

   3,895,710股股份透過由何建源先生及何建福先生分別控制13.30%及7.08%權益之公司持有。

   28,544,041股股份透過由何建源先生及何建福先生分別控制6.55%及6.74%權益之公司持有。

5. 此等股份透過一家由郭雯光女士擁有50%權益之公司持有。

於本公司及相聯法團相關股份之好倉

截至最後實際可行日期，本公司根據行政人員購股權計劃及新購股權計劃授予董事之購股權詳情如下：

行政人員購股權計劃

董事姓名	授出日期	所持購股權股份數目	每股購股權股份行使價	行使期
			港元	
叶龍蜚先生	二零零一年一月十五日	79,212	8.18	二零零三年一月十五日至二零一一年一月十四日

新購股權計劃

董事姓名	授出日期	所持購股權股份數目	每股購股權股份行使價	行使期
			港元	
郭孔錀先生	二零零五年四月二十八日	20,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	250,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	100,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
叶龍蜚先生	二零零五年四月二十八日	250,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	250,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	100,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Giovanni ANGELINI先生	二零零五年四月二十八日	500,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	500,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	100,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
雷孟成先生	二零零二年五月二十九日	150,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	150,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	150,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	60,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日

董事姓名	授出日期	所持購股權股份數目	每股購股權股份行使價 港元	行使期
吳士方先生	二零零二年五月二十九日	60,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	60,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	150,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	50,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	50,000	14.60	二零零八年六月十六日至二零一六年六月十五日
郭雯光女士	二零零五年四月二十八日	150,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	60,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日
何建源先生	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
李鏞新先生	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Roberto V. ONGPIN先生	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Alexander Reid HAMILTON 先生	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Timothy David DATTELS先生	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日

附註： 於二零零二年五月二十四日舉行之本公司股東特別大會上，股東批准採納新購股權計劃及終止行政人員購股權計劃之運作，以致其後不得根據行政人員購股權計劃再建議授出購股權，惟行政人員購股權計劃之條文於所有其他方面仍然全面有效。

除本通函所披露者外，於最後實際可行日期，各董事概無於本公司或其任何相聯法團之股份、相關股份或債權證中擁有根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所(包括根據該證券及期貨條例規定董事擁有或被視為擁有之權益及淡倉)，或根據證券及期貨條例第352條規定本公司須予存置之登記冊內記載，或根據標準守則須通知本公司及香港聯交所之任何權益或淡倉。

3.　董事之合同權益

(a)　於最後實際可行日期，董事並無於任何仍然有效且對本集團整體業務非常重要之合同或安排中擁有重大權益。

(b)　各董事、新百利、估值師及方達律師事務所自二零零五年十二月三十一日(即本集團最近期公布經審核財務報表之結算日期)以來於本集團任何成員公司所買賣或租用或建議買賣或租用之任何資產中，概無擁有任何直接或間接權益，惟郭孔錀先生透過一聯繫人向本集團出租一幢位於香港之住宅物業，租期由二零零五年八月一日起為期二年，月租140,000港元(包括差餉及管理費)，並無續約之選擇權。

4.　服務合同

截至最後實際可行日期，並無董事與本集團任何成員公司訂立或計劃訂立服務合同，該服務合同不得於一年內屆滿或由本集團成員公司於一年內終止而不作賠償(法定賠償除外)。

5.　競爭性權益

根據上市規則第14.64(8)條及8.10條，於最後實際可行日期，以下董事被視為於與本集團業務構成競爭或可能構成競爭(不論直接或間接)之業務中擁有權益，惟董事已獲委任／曾經獲委任為董事以代表本公司及／或本集團利益之業務則除外：

(i)　郭雯光女士為AG之非執行董事。

AG集團公司在新加坡擁有多元化物業組合，包括服務式公寓。本公司之全資附屬公司新加坡Shangri-La Hotel Limited(「SHL」)在新加坡亦擁有一項服務式公寓及公寓發展項目。雖然SHL與AG集團或會在服務式公寓

業務方面互相競爭，但董事相信該競爭不會對SHL之業務前景帶來任何重大威脅，原因為：

- SHL主要從事酒店業務；
- 服務式公寓業務為SHL酒店業務之配套部分；
- 本集團之酒店業務乃憑藉香格里拉國際飯店管理有限公司（「香格里拉國際」）在全球酒店業界所建立之強勁和著名品牌及高質素服務之優勢獲有效推廣；
- SHL之服務式公寓業務乃憑藉香格里拉國際之著名及高質素服務之優勢獲有效推廣；及
- 郭雯光女士僅為AG之非執行董事。

(ii) 何建源先生及何建福先生均為持有新加坡濠景大酒店之公司之主要股東及董事。何建源先生及何建福先生均為持有武漢晴川假日酒店之公司（「假日酒店控股公司」）之主要股東。何建源先生為假日酒店控股公司之董事。

雖然該等業務可能與本集團在新加坡及武漢之酒店業務互相競爭，惟董事相信該競爭不會對本集團之酒店業務前景帶來重大威脅，原因為：

- 本集團所經營之酒店與由董事所經營而帶有競爭利益之酒店的目標對象乃市場上不同分部或組別之顧客，且客戶分類之差異乃基於酒店之地理位置，酒店服務範圍及所提供之配套設施，酒店於當地市場之定位，酒店之房租水平、面積及規模以及貴賓服務計劃等多種因素而定；及／或
- 本集團之酒店業務乃藉著香格里拉國際在全球酒店業界所建立之強勁和著名品牌及高質素服務之優勢獲有效推廣。

上述之競爭性業務乃由具有獨立管理及行政之公司經營及管理。此外，董事會乃獨立於上述進行競爭性業務之公司之董事會。因此，本集團有能力獨立地按正常交易基準經營上述競爭性業務。

6. 專業人士之資格及同意書

以下為在本通函內已提述或載有其意見或建議之專業人士之資格：

名稱	資格
新百利有限公司	一家根據證券及期貨條例可從事第1類(證券買賣)、第4類(證券顧問)、第6類(企業融資顧問)及第9類(資產管理)受規管活動之持牌法團
世邦魏理仕有限公司	專業物業測量師及估值師
方達律師事務所	中國之註冊律師行

專業人士各自確認，概無擁有本集團任何成員公司之股權，亦無擁有可自行或委任他人認購本集團任何成員公司證券之權利(不論可否依法執行)。根據其日期為二零零六年八月七日之函件，專業人士已就本通函之印行各自發出同意書，同意分別按現有格式及內容載入其函件或報告並引述其名稱及函件或報告，而迄今彼等並無撤回同意書。

7. 無重大逆轉

自本公司最近期公布經審核賬目之結算日期以來，本集團之財政或經營狀況並無重大逆轉。

8. 其他事項

本通函以英文及中文編撰。如有任何歧義，概以英文本為準。

9. 備查文件

下列文件由本通函日期起至二零零六年八月二十一日(包括該日)之一般辦公時間內於本公司辦事處(地址為香港中區添美道一號中信大廈二十一樓)可供查閱：

(a) 合資合同；及

(b) 股份轉讓協議。



SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司*

(股份代號：00069)

茲通告香格里拉(亞洲)有限公司(「本公司」)謹訂於二零零六年九月一日(星期五)上午十時正假座香港中環法院道太古廣場港島香格里拉大酒店三十九樓天窗廳舉行股東特別大會，藉以考慮下列議程：

1. 重選退任董事。

2. 考慮並酌情通過(不論有否修訂)下列決議案為**普通決議案**：

「**動議**

(A) 確認、追認及批准該等合同(註有「A」字樣之副本已呈交大會並由大會主席簽署以資識別)及該等合同當中所述交易；及

(B) 授權本公司董事會採取一切其認為必要或適當之行動，以執行及實行該等合同及該等合同當中所述交易。

就本決議案而言，「該等合同」一詞之釋義與日期為二零零六年八月七日致本公司股東之通函所界定者相同。」

承董事會命
香格里拉(亞洲)有限公司
公司秘書
高秀麗

香港，二零零六年八月七日

總辦事處及香港主要營業地點：
香港
中區
添美道一號
中信大廈二十一樓

* 僅供識別

附註：

(1) 凡有權出席上述大會(或其任何續會)及投票之股東，均可委任不超過兩位代表代其出席及投票。受委代表毋須為本公司之股東。由一家結算所(或其代理人)委任之代表數目則不受上述限制。

(2) 如屬任何股份之聯名登記持有人，則任何一位該等人士可親自或委派代表在上述大會(或其任何續會)上投票，猶如彼等為唯一有權投票之人士，惟倘超過一位聯名持有人親自或委派代表出席大會，則出席者中只有在本公司股東名冊上排名首位者方有權就該等股份投票。排名首位而已身故之股東之遺囑執行人或遺產管理人將被視作有關股份之聯名持有人。

(3) 代表委任表格及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件之副本，須於上述大會(或其任何續會)指定舉行時間不少於四十八小時前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司(地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓)，方為有效。填妥及交回代表委任表格後，股東仍可親身出席大會及在會上投票。倘若股東在交回代表委任表格後出席大會，則其代表委任表格將被視作撤銷。

(4) 本公司將由二零零六年八月三十日(星期三)至二零零六年九月一日(星期五)(包括首尾兩日)暫停辦理股份過戶登記。為符合資格出席會議及於會議上投票，所有股份過戶文件連同有關股票必須不遲於二零零六年八月二十九日(星期二)下午四時正前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司(地址如上)。

(5) 務請股東細閱日期為二零零六年八月七日本公司致股東之通函，當中載有關於將在股東特別大會上提呈之決議案資料。

(6) 上述普通決議案將以股數方式投票表決。